Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH
by
THE SCOTTS MIRACLE-GRO COMPANY
of
Up to 4,504,504 of its Common Shares at a Per Share Purchase Price
Not Less Than $48.50 nor Greater Than $55.50

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 8, 2007, UNLESS THE OFFER IS EXTENDED.

The Scotts Miracle-Gro Company, an Ohio corporation (“SMG,” “we” or “us”), is offering to purchase up to 4,504,504 of its common shares, without par value (“Common Shares”), at a price of not less than $48.50 nor greater than $55.50 per share (such per share purchase price, the “Purchase Price”), net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal, which, together with any amendments or supplements to either, collectively constitute the “Offer.” We will select the lowest Purchase Price that will enable us to purchase 4,504,504 shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn. All shares acquired in the Offer will be acquired at the same Purchase Price regardless of whether a shareholder tenders any shares at a lower price. Unless the context requires otherwise, all references in this Offer to Purchase to “shares” refer to Common Shares.

Only shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be purchased. However, because of the “odd lot” priority, proration and conditional tender offer provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are validly tendered. Shares not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer.

Subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase more than 4,504,504 shares pursuant to the Offer.

The Offer is subject to important conditions including the receipt by us of financing on terms and conditions satisfactory to us in an amount sufficient to purchase shares pursuant to the Offer. The Offer is not conditioned on any minimum number of shares being tendered. See Section 7, “Conditions of the Offer.”

The shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “SMG.” On December 11, 2006, the last full trading day before we first announced our intention to make the Offer, the closing price of the Common Shares on the NYSE was $50.83 per share. On January 9, 2007, the last full trading day before we commenced the Offer, the closing price of the Common Shares on the NYSE was $52.04 per share. You should obtain current market quotations for the Common Shares before deciding whether to participate in the Offer.

Questions and requests for assistance should be directed to D.F. King & Co., Inc., the Information Agent for the Offer, or to Banc of America Securities LLC, the Dealer Manager for the Offer, at their respective addresses and telephone numbers set forth on the back cover page of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Information Agent.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

The Dealer Manager for the Offer is:

Banc of America Securities LLC

Offer to Purchase dated January 10, 2007

IMPORTANT

Our Board of Directors (our “Board”) has approved the Offer. However, neither we nor our Board nor the Dealer Manager, the Information Agent nor the Depositary (as defined below) makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender them. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in the Offer to Purchase and the Letter of Transmittal and consider our reasons for making the Offer. Our directors and executive officers and our largest shareholder, Hagedorn Partnership, L.P., of which James Hagedorn, our Chairman and Chief Executive Officer, and Katherine Hagedorn Littlefield, one of our directors, are partners, have advised us that they do not intend to tender any shares owned by them in the Offer.

If you want to tender all or part of your shares, you must do one of the following before the Offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•	if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to National City Bank, the depositary for the Offer (the “Depositary”), at one of its addresses shown on the Letter of Transmittal;

•	if you are an institution participating in The Depository Trust Company, tender your shares according to the procedure for book-entry transfer described in Section 3, “Procedures for Tendering Shares,” of this Offer to Purchase;

•	if you are a participant in The Scotts Company LLC Retirement Savings Plan or the Smith & Hawken 401(k) Plan (the “401(k) Plans”) and you wish to tender any of the shares held on your behalf thereunder, you must follow the separate instructions and procedures described in Section 3, “Procedures for Tendering Shares,” of this Offer to Purchase and must review the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan” or the “Letter to Participants in the Smith & Hawken 401(k) Plan,” as applicable, sent to affected participants in the 401(k) Plans;

•	if you are a participant in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan (the “DSPP”) and you wish to tender any of your transferable shares, you must follow the separate instructions and procedures described in Section 3, “Procedures for Tendering Shares,” of this Offer to Purchase and must review the “Letter to Participants in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan” sent to affected participants in the DSPP; or

•	if you are a holder of vested options to purchase shares or freestanding stock appreciation rights under one of SMG’s equity compensation plans, you may exercise your vested options and/or freestanding stock appreciation rights and tender any of the shares issued upon exercise. The administrator of the plans’ option program will notify eligible optionees and holders of freestanding stock appreciation rights of their right to exercise their options and/or freestanding stock appreciation rights and participate in the Offer. In order to tender the underlying shares, options or freestanding stock appreciation rights may be exercised in any manner permitted under your option or freestanding stock appreciation rights agreement(s) and the applicable equity compensation plan, including, where applicable, cashless exercise other than the “Cashless Sell” method.

If you want to tender your shares, but (a) the certificates for your shares are not immediately available or cannot be delivered to the Depositary by the expiration of the Offer, (b) you cannot comply with the procedure for book-entry transfer by the expiration of the Offer, or (c) your other required documents cannot be delivered to the Depositary by the expiration of the Offer, you can still tender your shares if you comply with the guaranteed delivery procedures described in Section 3, “Procedures for Tendering Shares.”

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To validly tender shares, other than shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, or shares held under the 401(k) Plans or the DSPP, you must validly complete the Letter of Transmittal, including the section indicating the price at which you are tendering shares. If you wish to maximize the chance that your shares will be purchased, you should check the box in the Letter of Transmittal indicating that you will accept the Purchase Price we determine. You should understand, however, that this election could result in your shares being purchased at the minimum per share price of $48.50.

We are not making the Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this Offer to shareholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares in the Offer. You should rely only on the information contained in this Offer to Purchase, the related Letter of Transmittal or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or the related Letter of Transmittal. If anyone makes any recommendation or representation, or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us, the Dealer Manager, the Information Agent or the Depositary.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase (and documents incorporated by reference into this Offer to Purchase, including our Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (our “2006 Form 10-K”)) contains certain forward-looking information relating to SMG that is based on the beliefs of, and assumptions made by, our management as well as information currently available to management. When used in this Offer to Purchase (and documents incorporated by reference into this Offer to Purchase, including our 2006 Form 10-K), the words “anticipate,” “believe,” “estimate,” “plan,” “project,” “expect,” “may,” “will” and similar expressions are intended to identify forward-looking information. Such information includes, for example, the statements made under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under Item 7 of our 2006 Form 10-K. This forward-looking information reflects our current views with respect to future events and is subject to certain risks, uncertainties and assumptions, some of which are described under the caption “Risk Factors” in Part 1, Item 1A of our 2006 Form 10-K and elsewhere in our 2006 Form 10-K. Should one or more of these risks or uncertainties occur, or should our assumptions prove incorrect, actual results may vary materially from those described in this Offer to Purchase (and documents incorporated by reference into this Offer to Purchase, including our 2006 Form 10-K) as anticipated, believed, estimated or expected.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. This summary term sheet highlights the material terms of the Offer, but you should realize that it does not describe all of the details of the Offer to the same extent described elsewhere in this Offer to Purchase and the Letter of Transmittal. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. Where helpful, we have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my shares of The Scotts Miracle-Gro Company?

SMG is offering to purchase the shares.

How many shares will we purchase?

Subject to the terms and conditions of the Offer, we will purchase 4,504,504 shares or, if a lesser number of shares is validly tendered, all shares that are validly tendered and not validly withdrawn. The Offer is not conditioned on any minimum number of shares being tendered. If more than 4,504,504 shares are tendered, all shares tendered at or below the Purchase Price will be purchased on a pro rata basis, except for “odd lots” (lots of less than 100 shares held by shareholders who tender all of their shares), which will be purchased on a priority basis, and conditional tenders whose condition was not met, which will not be purchased. We also expressly reserve the right to purchase additional shares constituting up to 2% of the outstanding Common Shares, and could decide to purchase more shares, subject to applicable legal requirements. See Section 1, “Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot” and Section 7, “Conditions of the Offer.”

What will be the price for the shares and what will be the form of payment?

We are conducting the Offer for the shares through a procedure commonly called a modified “Dutch auction.” This procedure enables you to select the price (in increments of $0.50), within a price range specified by us, at which you are willing to sell your shares. The price range for the Offer is $48.50 to $55.50 per share. We will select the lowest Purchase Price that will enable us to purchase 4,504,504 shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn. The Offer is not conditioned on any minimum number of shares being tendered. All shares we purchase will be purchased at the same Purchase Price, even if you have selected a lower price. If you wish to maximize the chance that your shares will be purchased, you should check the box in the Letter of Transmittal indicating that you will accept the Purchase Price determined in the Offer. You should understand, however, that this election could result in your shares being purchased at the minimum Purchase Price of $48.50 per share.

If your shares are purchased in the Offer, we will pay you the Purchase Price, in cash, without interest, promptly after the expiration of the Offer. If you are a participant in one of our 401(k) Plans, you should be aware that the plans are prohibited from selling shares to us for less than adequate consideration. Please refer to the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan” or the “Letter to Participants in the Smith & Hawken 401(k) Plan,” as applicable, for more information with respect to this limitation. See Section 1, “Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot” and Section 5, “Purchase of Shares and Payment of Purchase Price.”

How will we pay for the shares?

Assuming that the maximum number of shares is tendered in the Offer and the Purchase Price is an amount between $48.50 and $55.50 per share, the aggregate purchase price for the shares will be between $218.5 million and $250.0 million. We anticipate that we will pay for the shares purchased in the Offer and the related fees and expenses from available cash and from bank borrowings under the new credit facilities referenced in the Commitment Letter, dated December 11, 2006 (the “Commitment Letter”), that we have received from JPMorgan Chase Bank, N.A. (“JPMorgan”), Bank of America, N.A. (“BofA”) and

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Citigroup Global Markets Inc. (“Citigroup”) and certain of their respective affiliates. Although we expect that we will be able to finance the aggregate purchase price to complete the Offer from bank financing and available cash, we cannot provide any assurances thereof. See Section 7, “Conditions of the Offer.”

When does the Offer expire? Can the Offer be extended?

You may tender your shares until the Offer expires. The Offer will expire on Thursday, February 8, 2007, at 12:00 midnight, New York City time, unless we extend it (the “Expiration Time”). See Section 1, “Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot.” If a broker, dealer, commercial bank, trust company or other nominee holds your shares (including participants in one of our 401(k) Plans, whose shares are held by the applicable plan trustee), it is likely they have an earlier deadline for you to instruct them to accept the Offer on your behalf. Specifically, for participants in our 401(k) Plans, the deadline for tendering their shares held in one of the plans will be three business days prior to the Expiration Time, as more fully described in the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan” and the “Letter to Participants in the Smith & Hawken 401(k) Plan.” We urge you to contact the broker, dealer, commercial bank, trust company or other nominee holding your shares to find out their deadline.

We may choose to extend the Offer for any reason, subject to applicable laws. See Section 15, “Extension of the Offer; Termination; Amendment.” We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any shares that have been validly tendered and not validly withdrawn. We can also amend the Offer in our sole discretion or terminate the Offer under certain circumstances. See Section 7, “Conditions of the Offer” and Section 15, “Extension of the Offer; Termination; Amendment.”

How will I be notified if SMG extends the Offer or amends the terms of the Offer?

We will issue a press release by 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time if we decide to extend the Offer. If we decide to amend the Offer, we may do so at any time and from time to time by public announcement. See Section 15, “Extension of the Offer; Termination; Amendment.” We cannot assure you that the Offer will be extended or, if extended, for how long.

What is the purpose of the Offer?

We believe that the repurchase of shares, together with the special dividend that we have previously disclosed (which is currently estimated to be $500 million), is consistent with our long-term goal of maximizing shareholder value. In that regard, on October 27, 2005, our Board implemented a $500 million share repurchase program over five fiscal years, and we have repurchased approximately $87.9 million of our Common Shares pursuant to that program.

In considering the Offer, our management and Board reviewed, with the assistance of outside advisors, a variety of alternatives for using our available financial resources. They have evaluated our capital structure, free cash flow, leverage ratio, financial position and the anticipated cost and availability of financing, as well as our strategy and expectations for the future and other financial, industry and operating metrics. Based on this review and evaluation, our management and Board believe that the Offer is a prudent use of our financial resources.

We believe that by accessing the debt markets under what we consider are favorable conditions, we will be able to return value to shareholders now, while, at the same time, increasing the return on capital that remains invested in our business. We also believe that the Offer, and the financing thereof, together with the special dividend that we have previously disclosed (which is currently estimated to be $500 million), creates an appropriate capital structure for our current mix of businesses.

The Offer represents a mechanism to provide shareholders, if they so elect, with the opportunity to tender all or a portion of their shares and, thereby, receive a return of capital without the usual costs associated with open market transactions. Alternatively, shareholders may elect not to participate and thereby increase their percentage ownership of SMG following the completion of the Offer. As a result, our management and Board believe that investing in our own shares in this manner is an attractive use of capital and an efficient means to provide value to our shareholders. Shares that we acquire in the Offer will be held in treasury, which is consistent with the treatment of shares repurchased under the existing $500 million share repurchase program. The Board may determine to retire some or all of such shares in the future. See Section 2, “Purpose of the Offer; Certain Effects of the Offer; Other Plans.” In connection with the consummation of the Offer, we will terminate our $500 million share repurchase program.

What are the significant conditions of the Offer?

Our obligation to accept and pay for tendered shares depends upon a number of conditions that must be satisfied or waived prior to the expiration of the Offer, including:

•	we shall have obtained financing on terms and conditions satisfactory to us, under the new credit facilities referenced in the Commitment Letter, in an amount sufficient to purchase shares pursuant to the Offer;

•	there shall not be a decrease in excess of 10% in the market price for our Common Shares or in the Dow Jones Industrial Average, the NYSE Composite Index or the S&P 500 Composite Index since January 9, 2007;

•	our determination that there will not be a reasonable likelihood that the consummation of the Offer and the purchase of shares thereunder will cause our Common Shares to be held of record by less than 300 persons or that the Common Shares will be delisted from the NYSE or will be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	no legal action shall have been threatened, pending or taken, that could reasonably be expected to adversely affect the Offer;

•	no statute, injunction or order shall have been sought or enacted that indicates that any approval of a court or other authority may be required in connection with the Offer or is reasonably likely to make the purchase of some or all of our Common Shares illegal or prohibit, restrict or delay consummation of the Offer;

•	no one shall have proposed, announced or made a tender or exchange offer (other than the Offer), material merger, business combination or other similar transaction involving us;

•	no general suspension of trading in, or limitation of prices for, securities on any United States national securities exchange or in the over-the-counter market shall have occurred;

•	no declaration of a banking moratorium or suspension of payments in respect of banks in the United States shall have occurred;

•	no commencement or escalation of a war, armed hostilities or other international or national calamity or disaster, including an act of terrorism or disruptive weather condition, that could be reasonably expected to, directly or indirectly, have a material adverse effect on us, on the value or trading of our Common Shares, on our ability to consummate the Offer or on the benefits of the Offer to us; or

•	no material adverse change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred.

The Offer is subject to a number of other conditions described in greater detail in Section 7, “Conditions of the Offer.”

Following the Offer, will SMG continue as a public company?

Yes. We expect that the completion of the Offer in accordance with its conditions will not cause our Common Shares to be delisted from the NYSE or to no longer be subject to the periodic reporting requirements of the Exchange Act. It is a condition of our obligation to purchase shares pursuant to the Offer that there will not be a reasonable likelihood that such purchase will cause the Common Shares either (1) to be held of record by less than 300 persons or (2) to not continue to be eligible to be listed on the NYSE or to not continue to be required to be registered under the Exchange Act. See Section 7, “Conditions of the Offer.”

How do I tender my shares?

If you want to tender all or part of your shares, you must do one of the following before 12:00 midnight, New York City time, on Thursday, February 8, 2007, or any later time and date to which the Offer may be extended, or earlier as described below as required for participants in one of our 401(k) Plans or the DSPP or as your broker, dealer, commercial bank, trust company or other nominee may require:

•	if your Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•	if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to the Depositary at one of its addresses shown on the Letter of Transmittal;

•	if you are an institution participating in The Depository Trust Company, tender your shares according to the procedure for book-entry transfer described in Section 3, “Procedures for Tendering Shares” of this Offer to Purchase;

•	if you are a participant in one of our 401(k) Plans and you wish to tender any of the shares held on your behalf thereunder, you must follow the separate instructions and procedures described in Section 3, “Procedures for Tendering Shares” of this Offer to Purchase and you must review the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan” or the “Letter to Participants in the Smith & Hawken 401(k) Plan,” as applicable, sent to affected participants in our 401(k) Plans;

•	if you are a participant in the DSPP and you wish to tender any of your transferable shares held on your behalf pursuant to the DSPP, you must follow the separate instructions and procedures described in Section 3, “Procedures for Tendering Shares,” of this Offer to Purchase and you must review the “Letter to Participants in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan,” sent to affected participants in the DSPP; or

•	if you are a holder of vested options to purchase shares or freestanding stock appreciation rights under one of our equity compensation plans, you may exercise your vested options and/or freestanding stock appreciation rights and tender any of the shares issued upon exercise. The administrator of the plans’ option program will notify eligible optionees of their right to exercise their options and/or freestanding stock appreciation rights and participate in the Offer. In order to tender the underlying shares, options or freestanding stock appreciation rights may be exercised in any manner permitted under your option agreement(s) and the applicable equity compensation plan, including, where applicable, cashless exercise other than the “Cashless Sell” method.

If you want to tender your shares, but:

•	the certificates for your shares are not immediately available or cannot be delivered to the Depositary by the expiration of the Offer;

•	you cannot comply with the procedures for book-entry transfer by the expiration of the Offer; or

•	your other required documents cannot be delivered to the Depositary by the expiration of the Offer;

you can still tender your shares if you comply with the guaranteed delivery procedures described in Section 3, “Procedures for Tendering Shares.”

You may contact the Information Agent or the Dealer Manager for assistance. The contact information for the Information Agent and the Dealer Manager appears on the back cover of this Offer to Purchase. See Section 3, “Procedures for Tendering Shares” and the Instructions to the Letter of Transmittal.

How do participants for whose benefit shares are held under our 401(k) Plans participate in the Offer?

Participants in our 401(k) Plans for whose benefit shares are held by the plan trustee may not use the Letter of Transmittal to direct the tender of shares held in the plan accounts but instead must follow the separate instructions in the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan” or the “Letter to Participants in the Smith & Hawken 401(k) Plan,” as applicable, sent to affected participants in the 401(k) Plans. The instructions will include instructions to participants on how to direct the tender of shares held for their benefit and set forth the deadline for such direction. For administrative reasons, the deadline will be three business days prior to the Expiration Time. Affected participants in the 401(k) Plans should confirm their deadlines by reading the materials provided to them by the trustee of the 401(k) Plan in which they participate. See Section 3, “Procedures for Tendering Shares.”

Can I participate in the Offer if I hold vested stock options to purchase shares or freestanding stock appreciation rights?

If you hold vested but unexercised options to purchase shares or freestanding stock appreciation rights, you may exercise such options or freestanding stock appreciation rights in accordance with the terms of the applicable agreement and stock option plan and tender any shares received upon such exercise in accordance with the Offer. An exercise of a stock option or freestanding stock appreciation right cannot be revoked even if shares received upon exercise thereof and tendered are not purchased in the Offer for any reason. If you exercise your vested options or freestanding stock appreciation rights and wish to participate in the Offer, you should follow the above instructions applicable to shares held in your own name or held by a broker for your benefit. You should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to you based on, among other things, your stock option or freestanding stock appreciation right exercise or base prices and the years left to exercise your options or freestanding stock appreciation rights, the range of tender prices and the provisions for pro rata purchases by SMG described in Section 1, “Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot.” We strongly encourage you to discuss the Offer with your tax, financial or other advisors.

It should be noted that the Offer does not affect your right to exercise your stock options or freestanding stock appreciation rights, or the terms and conditions of your grants. As a participant in an SMG stock option plan, you have the right to exercise options to buy Common Shares or freestanding stock appreciation rights at the exercise or base price until your grant expires subject to the terms of your award agreement. Based on information from our stock option plan program administrator, you may continue to utilize any of the three methods to exercise options that are currently available to you. If you choose to exercise your options using the “Cashless Sell” method (where you exercise your options to buy and simultaneously sell your shares for cash) you will not become an owner of Common Shares. This means that you will not be able to tender those shares into the Offer. However, if you choose to exercise your options using the “Exercise and Hold” or the “Combination Exercise” (exercise and sell enough shares to cover the cost of exercise and taxes, holding the remaining shares) methods, you will become an owner of Common Shares, and, therefore, you may choose to tender some of all of such shares.

Please be advised that it is the stock option holder’s responsibility to tender shares in the Offer to the extent such holder wants to participate, and it may be difficult to secure delivery of Common Shares issued pursuant to vested stock options or freestanding stock appreciation rights in a time period sufficient to allow tender of those shares before expiration of the Offer. Accordingly, if you choose to exercise your vested options or freestanding stock appreciation rights, we suggest that you exercise your vested options or freestanding stock appreciation rights and, where applicable, pay the purchase price for such shares in accordance with the terms of the related stock option plan and option or freestanding stock appreciation rights agreement at least six business days before the Expiration Date (which, unless the Offer is extended, will require you to exercise your vested stock options or freestanding stock appreciation rights and pay the related purchase price no later than 4:00 p.m., New York City time, on February 1, 2007. See Section 3, “Procedures for Tendering Shares.”

Please note that shares tendered pursuant to the exercise of a vested option or freestanding stock appreciation right will not be eligible for the special dividend that is anticipated to be declared and paid following the consummation of the Offer, and, since such option will no longer be outstanding, the option or freestanding stock appreciation right will not be adjusted to reflect the special dividend as provided pursuant to the terms of our stock option plans.

Can I participate in the Offer if I hold shares purchased through SMG’s DSPP?

Shares held for at least 12 months under the DSPP may be tendered in the Offer. Participants in our DSPP whose shares are held by the plan administrator may not use the Letter of Transmittal to direct the tender of shares held on their behalf but instead must follow the instructions in the “Letter to Participants in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan” sent to affected participants in the DSPP. The instructions will include instructions to participants on how to direct the tender of shares held in the applicable plan account and set forth the deadline for such direction. For administrative reasons, the deadline will be three business days prior to the Expiration Time. DSPP participants should confirm their deadlines by reading the materials provided to them by the plan administrator. See Section 3, “Procedures for Tendering Shares.”

For information regarding the applicable tax consequences, please see “Federal Income Tax Consequences” in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan Prospectus and related FAQ that were previously distributed to you. We strongly recommend that you consult with your tax advisor with respect to your particular situation.

In what order will you purchase the tendered shares?

If the terms and conditions of the Offer have been satisfied or waived and more than 4,504,504 shares have been validly tendered and not validly withdrawn on or prior to the expiration of the Offer, we will purchase shares in the following order of priority:

•	first, all odd lot shares that have been validly tendered at or below the Purchase Price, however the odd lot preference will not be available to shares tendered under our 401(k) Plans;

•	second, after purchase of all of the foregoing shares, all other shares tendered at or below the Purchase Price on a pro rata basis, if necessary (except for shareholders who tendered their shares conditionally and for which the condition was not satisfied); and

•	third, if necessary to permit us to purchase 4,504,504 shares (or such greater number of shares as we may elect to purchase), shares conditionally tendered at or below the Purchase Price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares).

See Section 1, “Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot.”

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

If you validly tender, and do not validly withdraw, your shares at or below the Purchase Price according to the procedures specified for holders of “odd lot” shares, we will purchase all of your shares without subjecting them to the proration procedure. Notwithstanding the foregoing, you will not be entitled to the odd lot preference with respect to shares tendered under our 401(k) Plans. See Section 1, “Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot.”

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Once I have tendered shares in the Offer, can I withdraw my tender?

You may withdraw any shares you have tendered at any time before 12:00 midnight, New York City time, on the date the Offer expires. The Offer will expire on Thursday, February 8, 2007, unless we extend it. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:00 midnight, New York City time, on Friday, March 9, 2007. See Section 4, “Withdrawal Rights.” Participants in the DSPP and our 401(k) Plans will not be able to withdraw after their applicable tender cut-off date, as described in the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan,” the “Letter to Participants in the Smith & Hawken 401(k) Plan” or the “Letter to Participants in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan,” as the case may be.

How do I withdraw shares I previously tendered?

To withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the shares. If you have tendered your shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3, “Procedures for Tendering Shares.” See Section 4, “Withdrawal Rights.” Affected participants in our 401(k) Plans whose shares are held by the plan trustee and affected participants in our DSPP will receive separate instructions detailing how to withdraw tendered plan shares. These instructions likely will set an earlier deadline for withdrawing plan shares for administrative reasons. Please refer to the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan,” the “Letter to Participants in the Smith & Hawken 401(k) Plan” or the “Letter to Participants in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan,” as applicable.

Has SMG or its Board adopted a position on the Offer?

Our Board has approved the Offer. However, neither we nor our Board nor the Dealer Manager, the Information Agent nor the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender them. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making the Offer. See Section 2, “Purpose of the Offer; Certain Effects of the Offer; Other Plans.”

Do the directors, executive officers or affiliates of SMG intend to tender their shares in the Offer?

Each of our directors and executive officers has advised us that he or she does not intend to tender any shares in the Offer. In addition, our largest shareholder, Hagedorn Partnership, L.P., of which James Hagedorn, our Chairman and Chief Executive Officer, and Katherine Hagedorn Littlefield, one of our directors, are partners, has advised us that it does not intend to tender any shares in the Offer. As a result, the Offer will increase the proportional holdings of our directors, executive officers and the Hagedorn Partnership, L.P. For example, the beneficial ownership of the Hagedorn Partnership, L.P. will increase from 30.8% before the Offer to 33.0% after the consummation of the Offer if all 4,504,504 shares are repurchased. After the expiration of the Offer, our directors, executive officers and/or the Hagedorn Partnership, L.P. may, subject to applicable law and SMG’s applicable policies and practices, sell shares from time to time in open market transactions at prices that may be more or less favorable than the Purchase Price to be paid to our shareholders in the Offer.

When will SMG pay for the shares I tender?

We will pay the Purchase Price, net in cash, without interest, for the shares we purchase promptly after the expiration of the Offer and the acceptance of the shares for payment. If we are required to prorate shares purchased in the Offer, however, we do not expect that we will be able to announce the results of that proration and begin paying for tendered shares up to seven business days after the expiration of the Offer. See Section 5, “Purchase of Shares and Payment of Purchase Price.”

Will I have to pay brokerage commissions if I tender my shares?

If you are the record owner of your shares and you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. Participants in our 401(k) Plans whose shares are held by the plan trustee and participants in our DSPP whose shares are held by the plan administrator will not incur any additional brokerage commissions. See Section 3, “Procedures for Tendering Shares.”

What are the U.S. federal income tax consequences if I tender my shares?

Generally, you will be subject to U.S. federal income taxation and applicable withholding when you receive cash from us in exchange for the shares you tender in the Offer. The receipt of cash for your tendered shares generally will be treated for U.S. federal income tax purposes either as (1) a sale or exchange or (2) a distribution in respect of stock from SMG. Any gain on shares tendered through our 401(k) Plans will not be taxed at the time of tender, but special tax consequences may apply with respect to such shares. We recommend that you consult with your tax advisor with respect to your particular situation. See Section 14, “U.S. Federal Income Tax Consequences.”

Will I have to pay stock transfer tax if I tender my shares?

Generally, we will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 5, “Purchase of Shares and Payment of Purchase Price.”

If I decide not to tender, how will the Offer affect my shares?

If you choose not to tender your shares in the Offer, you will own a greater percentage interest in our outstanding Common Shares following the consummation of the Offer. As we have previously disclosed, we intend to pay a significant cash dividend, currently anticipated to be $500 million in the aggregate, to shareholders of record as of a record date to be determined after the consummation of the Offer. If you choose not to tender your shares in the Offer and retain your shares as of such record date, you will be entitled to receive your pro rata share of any such dividend when and if it is declared by the Board.

What is the recent market price of my shares?

On December 11, 2006, the last full trading day before we first announced our intention to make the Offer, the closing price of the Common Shares on the NYSE was $50.83 per share. On January 9, 2007, the last full trading day before we commenced the Offer, the closing price of the Common Shares on the NYSE was $52.04 per share. You are urged to obtain current market quotations for the Common Shares before deciding whether and, if so, at what price or prices, to tender your shares. See Section 8, “Price Range of the Shares.”

Who can answer questions I may have?

If you have any questions regarding the Offer, please contact the Information Agent for the Offer, D.F. King & Co., Inc. by calling (800) 714-3312 (Toll free) or (212) 269-5550 (Banks & Brokers call collect), or the Dealer Manager for the Offer, Banc of America Securities LLC. Additional contact information for the Information Agent and the Dealer Manager is set forth on the back cover page of this Offer to Purchase. In addition to this Offer to Purchase, a related Letter of Transmittal will be sent to participants in our 401(k) Plans and the DSPP for information purposes only. If a plan participant has any questions relating to the Offer or the number of shares held in his or her plan account, the participant should contact the party set forth in the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan,” the “Letter to Participants in the Smith & Hawken 401(k) Plan” or the “Letter to Participants in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan,” as applicable.

To the Holders of the Common Shares
of The Scotts Miracle-Gro Company:

INTRODUCTION

The Scotts Miracle-Gro Company (“SMG,” “we” or “us”) invites its shareholders to tender its common shares, without par value (the “Common Shares”), for purchase by SMG. We are offering to purchase 4,504,504 shares or, if a lesser number of shares is validly tendered, all shares that are validly tendered and not validly withdrawn in the Offer. The Offer is not conditioned on any minimum number of shares being tendered, but is subject to financing and other conditions as set forth below. Shares purchased in the Offer will be purchased at a price not less than $48.50 nor greater than $55.50 per share (such per share purchase price, the “Purchase Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements to either, collectively constitute the “Offer”). Unless the context requires otherwise, all references to “shares” refer to our Common Shares.

The Offer will expire at 12:00 midnight, New York City time, on Thursday, February 8, 2007, unless extended (such date and time, as the same may be extended, the “Expiration Time”).

We will select the lowest Purchase Price that will enable us to purchase 4,504,504 shares or, if a lesser number of shares is validly tendered, all shares that are validly tendered and not validly withdrawn, subject to the terms and conditions of the Offer. All shares acquired in the Offer will be acquired at the Purchase Price regardless of whether a shareholder tendered any shares at a lower price.

We will purchase only those shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we will not purchase all of the shares tendered at or below the Purchase Price if more than the number of shares we seek are tendered. We will return shares tendered at prices in excess of the Purchase Price and shares we do not purchase because of the “odd lot” priority, proration or conditional tenders promptly following the Expiration Time.

We reserve the right to purchase more than 4,504,504 shares pursuant to the Offer, subject to certain legal requirements. See Section 1, “Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot” and Section 15, “Extension of the Offer; Termination; Amendment.”

Tendering shareholders whose shares are registered in their own names and who validly tender their shares directly to the Depositary for the Offer will not be obligated to pay brokerage fees or commissions or, except as set forth in Section 5, stock transfer taxes on the purchase of shares by us in the Offer. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. Participants in one of our 401(k) Plans whose shares are held by the plan trustee will not incur any additional brokerage commissions.

Participants in our 401(k) Plans or our DSPP may not use the Letter of Transmittal to direct the tender of their shares held in one of the plans, but instead must follow the separate instructions related to those shares. Participants in one of our 401(k) Plans or our DSPP may instruct the trustee or administrator of the plan in which they participate as set forth in the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan,” “Letter to Participants in the Smith & Hawken 401(k) Plan” or the “Letter to Participants in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan,” as applicable, to tender some or all of the shares allocated to the participant’s account. If a participant’s instructions are not received three business days prior to the Expiration Time, the trustee or custodian will not tender shares allocated to the participant’s account. See Section 3, “Procedures for Tendering Shares.”

In addition, holders of vested but unexercised options to purchase shares outstanding under our equity incentive plans may exercise those options and tender some or all of the shares issued upon such exercise. Holders of stock awards and other restricted equity interests may not tender shares or shares represented by such interests unless they are fully vested and transferable.

The Offer is subject to important conditions, including the receipt by us of financing on terms and conditions satisfactory to us in an amount sufficient to purchase shares pursuant to the Offer. See Section 7, “Conditions of the Offer.”

Our Board has approved the Offer. However, neither we nor our Board nor the Dealer Manager, the Information Agent nor the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender them. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making the Offer. See Section 2, “Purpose of the Offer; Certain Effects of the Offer; Other Plans.”

Each of our directors and executive officers has advised us that he or she does not intend to tender any shares in the Offer. In addition, our largest shareholder, Hagedorn Partnership, L.P., of which James Hagedorn, our Chairman and Chief Executive Officer, and Katherine Hagedorn Littlefield, one of our directors, are partners, has advised us that it does not intend to tender any shares in the Offer. As a result, the Offer will increase the proportional holdings of our directors, executive officers and the Hagedorn Partnership, L.P. For example, the beneficial ownership of the Hagedorn Partnership, L.P. will increase from 30.8% before the Offer to 33.0% after the consummation of the Offer if all 4,504,504 shares are repurchased. After the expiration of the Offer, our directors, executive officers and/or the Hagedorn Partnership, L.P. may, subject to applicable law and SMG’s applicable policies and practices, sell shares from time to time in open market transactions at prices that may be more or less favorable than the Purchase Price to be paid to our shareholders in the Offer.

We will pay the fees of and expenses incurred in connection with the Offer by Banc of America Securities LLC, the Dealer Manager for the Offer, National City Bank, the Depositary for the Offer, and D.F. King & Co., Inc., the Information Agent for the Offer. See Section 16, “Fees and Expenses.”

As of December 29, 2006, there were approximately 67,668,683 Common Shares issued and outstanding. The 4,504,504 shares that we are offering to purchase hereunder represent approximately 6.7% of the total number of outstanding Common Shares. The Common Shares are listed and traded on the NYSE under the symbol “SMG.” On December 11, 2006, the last full trading day before we first announced our intention to make the Offer, the closing price of the Common Shares as reported on the NYSE was $50.83 per share. On January 9, 2007, the last full trading day before we commenced the Offer, the closing price of the Common Shares on the NYSE was $52.04 per share. You are urged to obtain current market quotations for the Common Shares before deciding whether and, if so, at what price or prices, to tender your shares. See Section 8, “Price Range of the Shares.”

This Offer to Purchase and the related Letter of Transmittal contain important information that you should read carefully before you make any decision regarding the Offer.

THE TENDER OFFER

1.	Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot

General.  Subject to the terms and conditions of the Offer, we will purchase 4,504,504 shares or, if a lesser number of shares is validly tendered, all shares that are validly tendered and not validly withdrawn, at the Purchase Price, net to the seller in cash, without interest.

We will purchase all shares validly tendered and not validly withdrawn, upon the terms and subject to the conditions of the Offer, including the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), we may, and we expressly reserve the right to, purchase in the Offer an additional amount of shares not to exceed 2% of the outstanding Common Shares (approximately 1,353,373 shares) without amending or extending the Offer. In addition, we could decide to purchase shares beyond a 2% increase, subject to applicable legal requirements. See Section 2, “Purpose of the Offer; Certain Effects of the Offer; Other Plans” and Section 15, “Extension of the Offer; Termination; Amendment.” All shares not purchased because of the odd lot priority, proration or conditional tender provisions will be returned to the tendering shareholders or, in the case of shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, at our expense promptly following the Expiration Time (as defined below).

As described in Section 14, “U.S. Federal Income Tax Consequences,” the number of shares that we will purchase from a shareholder in the Offer may affect the U.S. federal income tax consequences to that shareholder and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares in the Offer.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

Expiration Time.  The term “Expiration Time” means 12:00 midnight, New York City time, on Thursday, February 8, 2007, unless and until we, in our reasonable discretion, have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 15, “Extension of the Offer; Termination; Amendment,” for a description of our right to extend, delay, terminate or amend the Offer.

Subject to applicable SEC regulations, we reserve the right, in our sole discretion, to change the terms of the Offer, including, but not limited to, purchasing more or less than 4,504,504 shares in the Offer. If:

•	we increase the maximum Purchase Price above $55.50 per share or decrease the minimum Purchase Price below $48.50 per share, increase the number of shares being sought in the Offer (and such increase exceeds 2% of the outstanding Common Shares), or decrease the number of shares being sought; and

•	the Expiration Time is less than ten business days from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 15,

then the Offer will be extended as necessary so that there are ten business days from the date of such notice until the Expiration Time. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If you are a participant in one of our 401(k) Plans, you should be aware that the plans are prohibited from selling shares to us for less than adequate consideration. Please refer to the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan” or “Letter to Participants in the Smith & Hawken 401(k) Plan,” as applicable, for more information with respect to this limitation.

We also expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7, “Conditions of the Offer,” shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. See Section 15, “Extension of the Offer; Termination; Amendment.”

Priority of Purchases.  If any of the conditions described in Section 7, “Conditions of the Offer” are not satisfied or waived prior to the Expiration Time, we will not complete the Offer and we will promptly return all tendered shares. If all such conditions described in Section 7 have been satisfied or waived and, if 4,504,504 shares or fewer have been validly tendered and not validly withdrawn at or prior to the Expiration Time, we will purchase all such shares. If the conditions described in Section 7 have been satisfied or waived and more than 4,504,504 shares have been validly tendered and not validly withdrawn at or prior to the Expiration Time, we will purchase shares in the following order of priority:

•	first, all such shares owned beneficially or of record by an Odd Lot Holder (as defined below) who validly tenders all of such shares (partial tenders will not qualify for this preference) at or below the Purchase Price and completes, or whose broker, dealer, commercial bank, trust company or other nominee completes, the section captioned “Odd Lot” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, however, the Odd Lot preference will not be available to shares tendered under one of our 401(k) Plans;

•	second, after purchase of all of the foregoing shares, all other shares tendered at or below the Purchase Price on a pro rata basis, if necessary (except for shareholders who tendered their shares conditionally and for which the condition was not satisfied); and

•	third, if necessary to permit us to purchase 4,504,504 shares (or such greater number of shares as we may elect to purchase), shares conditionally tendered at or below the Purchase Price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares).

In accordance with Instruction 5 of the Letter of Transmittal, shareholders desiring to tender shares must specify the price or prices, not less than $48.50 nor greater than $55.50 per share, at which they are willing to sell their shares to us in the Offer. Alternatively, shareholders desiring to tender shares can choose not to specify a price and, instead, elect to tender their shares at the Purchase Price ultimately paid for shares validly tendered and not validly withdrawn in the Offer, which could result in the tendering shareholder receiving a price per share as low as $48.50. For purposes of calculating the Purchase Price, shares tendered at the Purchase Price determined in the Offer will be deemed tendered at $48.50. As promptly as practicable following the Expiration Time, we will, in our sole discretion, determine the Purchase Price that we will pay for shares validly tendered and not validly withdrawn, taking into account the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest Purchase Price that will enable us to purchase 4,504,504 shares or, if a lesser number of shares is validly tendered, all shares that are validly tendered and not validly withdrawn. By following the instructions in the Letter of Transmittal, shareholders can specify one minimum price for a specified portion of their shares and a different minimum price for other specified shares, but a separate Letter of Transmittal must be submitted for shares tendered at each price. Once the Purchase Price has been selected, we will promptly disclose it in a manner calculated to inform shareholders of this information.

Proration.  In the event of an over-subscription by shareholders in the Offer, shares tendered will be subject to proration, except for “Odd Lot” shares (as defined below). Therefore, all of the shares that a shareholder tenders in the Offer may not be purchased (even if they are tendered at prices at or below the Purchase Price) or, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased (even though they were tendered at prices at or below the Purchase Price).

If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Time, subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders. Proration for each shareholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares tendered by the shareholder to the total number of shares tendered by all shareholders at or below the Purchase Price (excluding shares held by Odd Lot Holders). Because of the difficulty in determining the number of shares validly tendered and not validly withdrawn, and because of the Odd Lot preference described below and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer for up to seven business days after the Expiration Time. The preliminary results of any proration will be announced by press release promptly after the Expiration Time. After the Expiration Time, shareholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

If, as a result of the number of shares tendered, the number of shares to be purchased from a shareholder making a conditional tender is reduced below the minimum number specified by that shareholder, that tender will automatically be regarded as withdrawn, except as described in Section 6, and all shares tendered by the shareholder will be returned promptly after the Expiration Time at our expense.

Odd Lot.  The term “Odd Lot” shares means all shares tendered at prices at or below the Purchase Price by a shareholder who owns beneficially or of record a total of fewer than 100 shares (such shareholder, an “Odd Lot Holder”) and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for the priority preference for Odd Lot shares, an Odd Lot Holder must tender all shares owned in accordance with the procedures described in Section 3, “Procedures for Tendering Shares.” Odd Lot shares will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. This preference is also not available to participants for whose benefit the applicable trustee holds fewer than 100 shares in our 401(k) Plans. By validly tendering shares in the Offer, an Odd Lot Holder who holds shares in its name and tenders its shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable Odd Lot discounts in a sale of the holder’s shares. Any Odd Lot Holder wishing to tender all shares held pursuant to the Offer should complete the section entitled “Odd Lot” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

2.	Purpose of the Offer; Certain Effects of the Offer; Other Plans

Purpose of the Offer.  On December 12, 2006, we announced that our Board had authorized the Offer to repurchase up to $250 million of our outstanding Common Shares, and we announced that we intend to pay a significant cash dividend, currently anticipated to be $500 million in the aggregate, to shareholders of record as of a record date to be determined after the consummation of the Offer.

We believe that the repurchase of shares and the proposed dividend is consistent with our long-term goal of maximizing shareholder value. We had previously implemented a $500 million share repurchase program and repurchased approximately $87.9 million of our Common Shares pursuant to that program.

In considering the Offer, our management and Board reviewed, with the assistance of outside advisors, a variety of alternatives for using our available financial resources. They have evaluated our capital structure, free cash flow, leverage ratio, financial position and the anticipated cost and availability of financing, as well as our strategy and expectations for the future and other financial, industry and operating metrics. We note, however, that actual results may differ from our expectations. See “Forward-Looking Statements.” Based on this review and evaluation, our management and Board believe that the Offer is a prudent use of our financial resources.

We believe that by accessing the debt markets under what we consider are favorable conditions, we will be able to return value to shareholders now, while, at the same time, increasing the return on capital that remains invested in our business. We also believe that the Offer, and the financing thereof, together with the special dividend, creates an appropriate capital structure for our current mix of businesses.

We believe that the Offer represents a mechanism to provide shareholders, if they so elect, with the opportunity to tender all or a portion of their shares and, thereby, receive a return of capital. The Offer also provides shareholders (particularly those who, because of the size of their holdings, might not otherwise be able to sell their shares without potential disruption to the market price) with an opportunity to obtain liquidity with respect to all or a portion of their holdings, without potential disruption to the market price and the usual costs associated with open market transactions. Alternatively, shareholders may elect not to participate and thereby increase their percentage ownership of SMG following the completion of the Offer. As a result, our management and Board believe that investing in our own shares in this manner is an attractive use of capital and an efficient means to provide value to our shareholders. In connection with the consummation of the Offer, we will terminate the balance of our five-year $500 million share repurchase program.

Our Board determined to conduct a modified “Dutch auction” tender offer and delegated authority to our Chief Executive Officer, Chief Financial Officer, Treasurer and each of our Executive Vice Presidents, in consultation with the Finance Committee of our Board, to authorize a price range for the shares after considering, among other matters, recent stock trading ranges and volumes for the Common Shares, various self tender offers affected by other companies, liquidity opportunities available to our shareholders, and our results of operations, current financial condition and expected future cash needs.

After the Offer is completed, we believe that our anticipated cash flow from operations, our access to credit facilities and capital markets and our financial condition will be adequate for our needs. However, actual experience may differ significantly from our expectations. See “Forward-Looking Statements.” In considering the Offer, our management and our Board took into account the expected financial impact of the Offer, including our increased indebtedness as described in Section 9, “Source and Amount of Funds.”

Our Board has approved the Offer. However, neither we nor our Board nor the Dealer Manager, the Information Agent nor the Depositary makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender them. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making the Offer. Our directors and executive officers have advised us that they do not intend to tender any shares owned by them in the Offer. See Section 11, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares.”

Certain Effects of the Offer.  Shareholders who do not tender their shares pursuant to the Offer and shareholders who otherwise retain an equity interest in the Company as a result of a partial tender of shares or a proration will continue to be owners of the Company. As a result, those shareholders will realize a proportionate increase in their relative equity interest in the Company and, thus, in our future earnings and assets, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of shares. We can give no assurance, however, that we will not issue additional shares or equity interests in the future. Shareholders may be able to sell non-tendered shares in the future on the NYSE or otherwise, at a net price which may be significantly higher or lower than the Purchase Price. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future, which may be higher or lower than the Purchase Price paid by us in the Offer.

Each of our directors and executive officers has advised us that he or she does not intend to tender any shares in the Offer. In addition, our largest shareholder, Hagedorn Partnership, L.P., of which James Hagedorn, our Chairman and Chief Executive Officer, and Katherine Hagedorn Littlefield, one of our directors, are partners, has advised us that it does not intend to tender any shares in the Offer. As a result, the Offer will increase the proportional holdings of our directors, executive officers and the Hagedorn Partnership, L.P. For example, the beneficial ownership of the Hagedorn Partnership, L.P. will increase from 30.8% before the Offer to 33.0% after the consummation of the Offer if all 4,504,504 shares are repurchased. After the expiration of the Offer, our directors, executive officers and/or the Hagedorn Partnership, L.P. may, subject to applicable law and SMG’s applicable policies and practices, sell shares from time to time in open market transactions at prices that may be more or less favorable than the Purchase Price to be paid to our shareholders in the Offer.

Shares we acquire pursuant to the Offer will be held in treasury, which is consistent with the treatment of shares repurchased under the existing $500 million share repurchase program. The Board may determine to retire some or all of such shares in the future.

The Offer will reduce our “public float” (the number of shares owned by non-affiliate shareholders and available for trading in the securities markets). Such reduction in our public float may reduce the volume of trading in our Common Shares and may result in lower stock prices or reduced liquidity in the trading market for our Common Shares following completion of the Offer.

The Offer also provides certain shareholders with an efficient way to sell their shares without incurring brokers’ fees or commissions. Where shares are tendered by the registered owner of those shares directly to the Depositary, the sale of those shares in the Offer will permit the seller to avoid the usual transaction costs associated with open market transactions. Furthermore, Odd Lot Holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased in the Offer will avoid not only the payment of brokerage commissions but also any applicable odd-lot discounts that might be payable on sales of their shares in transactions on the NYSE.

In connection with the consummation of the Offer, we expect to incur additional debt under our new credit facilities, as described in Section 9, “Source and Amount of Funds.” At September 30, 2006, on a pro forma basis after giving effect to the Offer, assuming the purchase by us of 4,504,504 shares at the Purchase Price of $55.50 per share (the maximum price in the modified Dutch auction range) and the incurrence of $774 million of additional debt in connection with the Offer, the proposed special dividend and costs associated with the repurchase of our 6.625% senior subordinated notes, we would have had approximately $1.2 billion of long-term debt outstanding and shareholders’ equity of approximately $320.0 million. Our substantial indebtedness could have important consequences to our shareholders, such as requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes; limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; or placing us at a competitive disadvantage compared to our competitors that have less debt. See Section 10, “Certain Information Concerning SMG.”

The Offer is consistent with our recent history of repurchasing shares from time to time as a means of increasing shareholder value. On October 27, 2005, our Board authorized the repurchase from time to time during fiscal years 2006 through 2010 of up to $100 million of our Common Shares per fiscal year or $500 million in the aggregate. We have repurchased 1,964,200 shares, or approximately $87.9 million in aggregate value, of our Common Shares since approval of the repurchase plan. In connection with the consummation of the Offer, we will terminate the outstanding share repurchase plan.

Other Plans.  With the exception of acquisitions of businesses that we do not believe to be material or any other event or plan disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any of our subsidiaries;

•	any material change in our present dividend rate or policy or indebtedness or capitalization;

•	any change in our present Board or management, including any plans or proposals to change the number or the term of directors (although we may fill vacancies arising on our Board) or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any class of our equity securities being delisted from or ceasing to be authorized to be quoted on the NYSE;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition or disposition by any person of our securities; or

•	any changes in our articles of incorporation, code of regulations or other governing instruments or other actions that could impede the acquisition of control of us.

3.	Procedures for Tendering Shares

Valid Tender.  For you to make a valid tender of shares in the Offer, either:

•	the Depositary must receive, at one of the addresses set forth on the back cover of this Offer to Purchase and prior to the Expiration Time:

•	a Letter of Transmittal, or a facsimile thereof, validly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message (as defined below), and any other required documents; and

•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation (as defined below) of that delivery; or

•	you must, before the Expiration Time, comply with the guaranteed delivery procedures described below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

Participants in our 401(k) Plans whose shares are held by the plan trustee and participants in our DSPP may not use the Letter of Transmittal to direct the tender of shares held in the applicable plan account. Instead, to tender plan shares, plan participants must follow the separate instructions in the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan,” the “Letter to Participants in the Smith & Hawken 401(k) Plan” or the “Letter to Participants in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan,” as applicable, sent to affected participants in such plans. These instructions will include instructions to participants on how to direct the tender of shares held in the applicable plan account and set forth the deadline for such direction. The deadline likely will be earlier than the Expiration Time.

The valid tender of shares by you by one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.

In accordance with Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender shares pursuant to the Offer must either (1) check one of the boxes corresponding to the price at which shares are being tendered in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined by Shareholder,” or (2) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined in the Tender Offer,” in which case you will be deemed to have tendered your shares at the minimum price of $48.50 (YOU SHOULD UNDERSTAND THAT THIS ELECTION MAY CAUSE THE PURCHASE PRICE TO BE LOWER AND COULD RESULT IN THE TENDERED SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $48.50 PER SHARE). A tender of shares will be valid if, and only if, one of these boxes is checked on the Letter of Transmittal.

If you wish to indicate a specific price (in increments of $0.50) at which your shares are being tendered, you must check the appropriate box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined by Shareholder.” You should be aware that this election could mean that none of your shares will be purchased in the Offer if you check a box other than the box representing the lowest Purchase Price.

If you wish to maximize the chance that your shares will be purchased in the Offer, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined in the Tender Offer.” For purposes of calculating the Purchase Price, shares tendered at the Purchase Price determined in the Offer will be deemed tendered at $48.50. Note that this election could result in the tendered shares being purchased at the minimum Purchase Price of $48.50.

If you wish to tender shares at more than one price, you must complete separate Letters of Transmittal for each price at which shares are being tendered. You cannot tender the same shares (unless previously validly withdrawn in accordance with the terms of the Offer) at more than one price.

Odd Lot Holders who tender all their shares must also complete the section captioned “Odd Lot” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1, “Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot.”

We urge shareholders who hold shares through brokers, dealers, commercial banks, trust companies or other nominees to consult such persons to determine whether transaction costs are applicable if they tender shares through such persons and not directly to the Depositary.

Book-Entry Transfer.  For purposes of the Offer, the Depositary will establish an account for the shares at The Depository Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the book-entry transfer facility, the Letter of Transmittal, or a facsimile thereof, validly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of the addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedures we describe below.

The confirmation of a book-entry transfer of shares into the Depositary’s account at the book-entry transfer facility as we describe above is referred to in this Offer to Purchase as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.

The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees.  No signature guarantee will be required on a Letter of Transmittal for shares tendered thereby if:

•	the “registered holder” (as defined below) of those shares signs the Letter of Transmittal and has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	those shares are tendered for the account of an “eligible institution” (as defined below).

A “registered holder” of tendered shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following: (1) the Securities Transfer Agents Medallion Program; (2) the New York Stock Exchange, Inc. Medallion Signature Program; or (3) the Stock Exchange Medallion Program.

Except as described above, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an eligible institution. See Instruction 12 of the Letter of Transmittal. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instruction 12 of the Letter of Transmittal.

Guaranteed Delivery.  If you wish to tender shares in the Offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Time, you may still validly tender your shares if all the following conditions are met:

•	your tender is made by or through an eligible institution;

•	a validly completed and duly executed Notice of Guaranteed Delivery, substantially in the form we provide, is received by the Depositary, as provided below, prior to the Expiration Time; and

•	the Depositary receives, at one of the addresses set forth on the back cover of this Offer to Purchase and within the period of three NYSE trading days after the date of execution of that Notice of Guaranteed Delivery, either: (1) the certificates representing the shares being tendered together with (a) a Letter of Transmittal, or a facsimile thereof, relating thereto that has been validly completed and duly executed and includes all signature guarantees required thereon and (b) all other required documents; or (2) in the case of any book-entry transfer of the shares being tendered that is effected in accordance with the book-entry transfer procedures we describe above under “—Book-Entry Transfer” within the same three NYSE trading day period: (a) a Letter of Transmittal or a facsimile thereof, relating thereto that has been validly completed and duly executed and includes all signature guarantees required thereon, or an agent’s message, (b) a book-entry confirmation relating to that transfer, and (c) all other required documents.

For these purposes, a “NYSE trading day” is any day on which the New York Stock Exchange is open for business.

A Notice of Guaranteed Delivery must be delivered to the Depositary by hand, facsimile transmission or mail and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery that is to be delivered to the Depositary.

401(k) Plans.  Participants in our 401(k) Plans who wish to have the trustee tender shares credited to their plan account must complete, execute and return to the plan trustee the tender direction form included in the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan” or the “Letter to Participants in the Smith & Hawken 401(k) Plan,” as applicable, sent to affected participants in the plans. Participants in our 401(k) Plans may not use the Letter of Transmittal to direct the tender of their shares held in those plans, but instead must follow the separate instruction form sent to them. Although the Offer will remain open to all shareholders until the Expiration Time, if the trustee does not receive a participant’s instructions by 4:00 p.m., New York City time, on February 5, 2007, the trustee will not tender shares attributable to the participant’s account. Participants are urged to read the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan” or the “Letter to Participants in the Smith & Hawken 401(k) Plan,” as applicable, and the separate direction form carefully. Please note that the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and our trust agreements with the trustee of the 401(k) Plans prohibit the sale of shares to us for less than “adequate consideration” (which is defined by ERISA for a publicly traded security as the prevailing market price on a national securities exchange). Accordingly, if you elect to tender shares held in your account under a 401(k) Plan at a price that is lower than the closing price of our Common Shares on the date that the trustee of such 401(k) Plan tenders the shares, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than the closing price of our Common Shares on the NYSE on the date that the trustee of such 401(k) Plan tenders the shares. This could result in the selected percentage of your shares not being accepted for purchase by us. Similarly, if you elect to maximize the chance of having us purchase shares held in your account under a 401(k) Plan by checking the box captioned “Shares Tendered at Price Determined in the Tender Offer,” meaning it will be equal to the Purchase Price, on the applicable direction form and the closing price of our Common Shares on the NYSE on the Expiration Date is within the range of prices set forth on such form, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than the closing price of our Common Shares on the NYSE on the Expiration Date. If the closing price of our shares on the Expiration Date is greater than the maximum price available in the Offer, none of your shares will be tendered and your tender instructions will be deemed to have been withdrawn.

The proceeds received by a 401(k) Plan from any purchase of shares in the Offer from a participant’s plan account will be deposited in the participant’s account and invested in the Fidelity Managed Income Portfolio for participants in The Scotts Company LLC Retirement Savings Plan and the Fidelity Advisor Stable Value Portfolio II for participants in the Smith & Hawken 401(k) Plan and will remain in the applicable 401(k) Plan; provided, however, that, subject to the terms of our 401(k) Plans, including applicable transfer restrictions imposed by the plan administrator, you may elect to redirect the proceeds to any other available investments under our 401(k) Plans once the proceeds have been allocated to your account.

Stock Purchase Plan.  Participants in the DSPP who wish to have the administrator tender shares attributable to their plan account that have been held for at least 12 months must complete, execute and return to the administrator the tender instruction form included with the “Letter to Participants in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan” sent to affected participant in the DSPP. Participants in our DSPP may not use the Letter of Transmittal to direct the tender of their shares held in the DSPP, but instead must follow the separate tender instruction form provided by the administrator. If the administrator does not receive a participant’s instructions by 4:00 p.m., New York City time, on February 5, 2007, the administrator will not tender shares attributable to such participant’s DSPP account. Participants are urged to read the “Letter to Participants in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan” and the separate tender instruction form carefully.

Cash received by the administrator for any shares tendered and accepted for payment by SMG, less any applicable withholding, will be distributed to participants in the DSPP by check. Any shares tendered but not accepted for payment by us will remain in the participant’s account under the plan.

Stock Option Plans; Freestanding Stock Appreciation Rights.  Holders of vested but unexercised options to purchase shares or freestanding stock appreciation rights may exercise such options or freestanding stock appreciation rights in accordance with the terms of the equity plan under which they were granted and tender the shares received upon such exercise in accordance with the Offer. Holders of vested but unexercised options or freestanding stock appreciation rights should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to them, based on, among other things, their stock option or freestanding stock appreciation right exercise or base prices, the date of their grants and the years left to exercise their options or freestanding stock appreciation rights, the range of tender prices and the provisions for pro rata purchases by the Company described in Section 1. Please note that shares tendered pursuant to the exercise of a vested option or freestanding stock appreciation right will not be eligible for the special dividend that is anticipated to be declared and paid following the consummation of the Offer, and, since such option or freestanding stock appreciation right will no longer be outstanding, the option or freestanding stock appreciation right will not be adjusted to reflect the special dividend as provided pursuant to the terms of our stock option plans. We strongly encourage those holders to discuss the Offer with their tax, financial or other advisors. Holders of stock awards and other restricted equity interests may not tender shares or shares represented by such interests unless they are fully vested. Holders of vested options or freestanding stock appreciation rights will have to exercise them by February 1, 2007, to be in a position to tender.

Other Requirements.  Notwithstanding any other provision hereof, payment for shares accepted for payment in the Offer will in all cases be made only after timely receipt by the Depositary of:

•	certificates representing, or a book-entry confirmation respecting, those shares;

•	a Letter of Transmittal, or a facsimile thereof, validly completed and duly executed, with any required signature guarantees thereon, or, in the case of a book-entry transfer, an agent’s message in lieu of a Letter of Transmittal; and

•	any other documents the Letter of Transmittal requires.

Accordingly, tendering shareholders may be paid at different times depending on when certificates representing, or book-entry confirmations respecting, their shares are actually received by the Depositary.

Under no circumstances will we pay interest on the Purchase Price for the shares we purchase in the Offer, regardless of any extension of or amendment to the Offer or any delay in making payment for shares accepted for payment in the Offer.

Return of Unpurchased Shares.  If any tendered shares are not purchased, or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

Tendering Shareholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement.  It is a violation of Rule 14e-4 under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (1) the shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (2) other securities immediately convertible into, exercisable for or exchangeable into shares (“Equivalent Securities”) that is equal to or greater than the amount tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tendering to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth in this Offer to Purchase will constitute the tendering shareholder’s representation and warranty to us that (a) such shareholder has a “net long position” in shares or Equivalent Securities being tendered within the meaning of Rule 14e-4, and (b) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance for payment of, or payment for, shares that may be unlawful. We also reserve the absolute right to waive any conditions of the Offer with respect to all shareholders or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder whether or not we waive similar defects or irregularities in the case of other shares or shareholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

Backup U.S. Federal Income Tax Withholding.  Under U.S. federal income tax laws, payments in connection with the Offer may be subject to “backup withholding” meaning that 28% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury (the “Treasury”), unless the shareholder or other payee:

•	provides a correct taxpayer identification number (i.e., the shareholder’s employer identification number or, for an individual shareholder, the shareholder’s social security number) and certifies, under penalties of perjury, that he, she or it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules; or

•	establishes that it is exempt from backup withholding (i.e., a corporation or certain foreign individuals) and, when required, demonstrates this fact and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against the shareholder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability if the shareholder provides the required information to the Internal Revenue Service (the “IRS”). A shareholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Each tendering shareholder other than a foreign shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Each foreign shareholder should complete and sign the appropriate IRS Form W-8 in order to provide the information and certification necessary to avoid backup withholding. Such statements may be obtained from the Depositary. See Instruction 2 of the Letter of Transmittal.

Any tendering shareholder or other payee that fails to comply fully and sign the Substitute Form W-9 included in the Letter of Transmittal (or such other IRS form as may be applicable) may be subject to required U.S. backup withholding at a rate equal to 28% of the gross proceeds paid to such shareholder or other payee pursuant to the Offer.

In addition, gross proceeds payable pursuant to the Offer to a foreign shareholder or its agent will be subject to withholding of U.S. federal income tax at a rate of 30%, unless SMG determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States and, in either case, the foreign shareholder provides the appropriate certification, as described below. For this purpose, a foreign shareholder is any shareholder that is not for U.S. federal income tax purposes: (a) a citizen or resident of the United States, (b) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (c) an estate the income of which is subject to U.S. federal income tax regardless of its source or (d) a trust (1) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (2) for which a valid election has been made to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury regulations.

A foreign shareholder may be eligible to file for a refund of such amounts withheld or a portion of such amounts withheld if such shareholder satisfies the “complete termination,” “substantially disproportionate,” or “not essentially equivalent to a dividend” tests described in Section 14 or if such shareholder is entitled to a reduced rate of withholding pursuant to a tax treaty and we withheld at a higher rate. In order to obtain a reduced rate of withholding under a tax treaty, a foreign shareholder must deliver to the Depositary before payment a properly completed and executed IRS Form W-8BEN claiming such an exemption or reduction. Such forms may be obtained from the Depositary. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI claiming such exemption. Such forms may be obtained from the Depositary. See Instruction 2 of the Letter of Transmittal. Backup withholding generally will not apply to amounts subject to the 30% rate or a treaty-reduced rate of withholding. Foreign shareholders should consult their own tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

For a more complete discussion of U.S. federal income tax consequences to tendering shareholders, see Section 14, “U.S. Federal Income Tax Consequences.”

Lost Certificates.  If the share certificates that you want to surrender have been lost, destroyed or stolen, you should promptly notify the Depositary at (800) 622-6757. The Depositary will instruct you as to the steps that must be taken in order to replace the certificates.

We will decide, in our sole discretion, all questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares, and each such decision will be final and binding on all parties.

4.	Withdrawal Rights

Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw any shares that you have previously tendered in the Offer according to the procedures we describe below at any time prior to the Expiration Time. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, on Friday, March 9, 2007 if they have not previously been accepted.

For a withdrawal to be proper, a written notice of withdrawal must:

•	be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.

If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, you must submit the serial numbers shown on those certificates to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.

If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

Withdrawals of tenders of shares may not be rescinded, and any shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be re-tendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3.

We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any shareholder, whether or not we waive similar defects or irregularities in the case of any other withdrawal. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Under no circumstances will we pay interest on the Purchase Price for shares accepted for purchase in the Offer. If we have not accepted tendered shares for payment as provided in this Offer to purchase by 12:00 midnight, New York City time, on Friday, March 9, 2007, you may withdraw any or all of your tendered shares.

For shares being held under our 401(k) Plans, please refer to the special instructions in the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan” or the “Letter to Participants in the Smith & Hawken 401(k) Plan,” as applicable, sent to affected participants for information about withdrawal rights and the deadline to submit withdrawal instructions. Please note that, in order to timely withdraw their shares, participants in a 401(k) Plan must submit a withdrawal request in accordance with the procedures set forth in the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan” or the “Letter to Participants in the Smith & Hawken 401(k) Plan,” as applicable, no later than 4:00 p.m., New York City time, on February 5, 2007, unless we extend the Offer, in which case such withdrawal request must be received no later than 4:00 p.m., New York City time, on the third business day prior to the expiration of the Offer as extended.

Participants in the DSPP who wish to have the administrator withdraw previously tendered shares attributable to their account must follow the procedures set forth in the “Letter to Participants in the The Scotts Miracle-Gro Company Discounted Stock Purchase Plan” no later than 4:00 p.m., New York City time, on February 5, 2007, unless we extend the Offer, in which case such withdrawal request must be received no later than 4:00 p.m., New York City time, on the third business day prior to the expiration of the Offer as extended.

If SMG extends the Offer, is delayed in its purchase of shares or is unable to purchase shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on behalf of SMG, and such shares may not be withdrawn, except to the extent the tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5.	Purchase of Shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Time, we will (1) determine a single per share Purchase Price we will pay for the shares validly tendered and not validly withdrawn, taking into account the number of shares tendered and the prices specified by tendering shareholders, and (2) accept for payment and pay the relevant price for (and thereby purchase) up to 4,504,504 shares validly tendered at prices at or below the Purchase Price and not validly withdrawn.

Subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance for payment of, or payment for, shares in anticipation of governmental regulatory approvals. We remain, however, obligated to pay the Purchase Price for the shares accepted for payment promptly after the Expiration Time.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the Odd Lot priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the Purchase Price selected by us and not validly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of such shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the Purchase Price for the shares accepted for payment pursuant to the Offer promptly after the Expiration Time.

In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:

•	certificates for shares, or of a timely book-entry confirmation of shares into the Depositary’s account at the book-entry transfer facility;

•	a validly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal) or, in the case of a book-entry transfer, an agent’s message; and

•	any other required documents.

We will pay for shares purchased pursuant to the Offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until approximately seven business days after the Expiration Time. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the Purchase Price and shares not purchased due to proration, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering shareholder at our expense promptly after the Expiration Time or termination of the Offer.

Under no circumstances, including, but not limited to, by reason of any delay in making payment, will we pay interest on the Purchase Price. In addition, if certain events occur, we may not be obligated to purchase any shares pursuant to the Offer. See Section 7, “Conditions of the Offer.”

Except as this Section 5 otherwise provides, we will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted.

If you are a participant in our 401(k) Plans, you should be aware that the 401(k) Plans are prohibited from selling shares to us for less than adequate consideration. Please refer to the “Letter to Participants in The Scotts Company LLC Retirement Savings Plan” or the “Letter to Participants in the Smith & Hawken 401(k) Plan,” as applicable, for more information with respect to this limitation.

Any tendering shareholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal or other applicable form may be subject to backup U.S. federal income tax withholding of 28% of the gross proceeds paid to the shareholder or other payee pursuant to the Offer. See Section 3, “Procedures for Tendering Shares.” Also see Section 14, “U.S. Federal Income Tax Consequences.”

6.	Conditional Tender of Shares

Under certain circumstances and subject to the exceptions set forth in Section 1, we may prorate the number of shares purchased pursuant to the Offer. As discussed in Section 14, the number of shares to be purchased from a particular shareholder might affect the tax treatment of such purchase to such shareholder and such shareholder’s decision whether to tender. Each shareholder is urged to consult with his, her or its own tax advisor with respect to his, her or its particular situation. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of such holder’s shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any such shares so tendered are purchased. Any shareholder desiring to make such a conditional tender must so indicate in the box captioned “Conditional Tender” in such Letter of Transmittal or, if applicable, in the Notice of Guaranteed Delivery, and have tendered all of such shareholder’s shares.

If you wish to make a conditional tender you must calculate and appropriately indicate such minimum number of shares. If the effect of accepting tenders on a pro rata basis as described in Section 1 would be to reduce the number of shares to be purchased from any shareholder (tendered pursuant to a Letter of Transmittal, Notice of Guaranteed Delivery or agent’s message) below the minimum number so specified, that tender will automatically be regarded as validly withdrawn (except as provided in the next paragraph) and all shares tendered by the shareholder pursuant to the Letter of Transmittal, Notice of Guaranteed Delivery or agent’s message will be returned promptly thereafter at our expense.

After giving effect to these withdrawals, we will accept the remaining shares validly tendered, conditionally or unconditionally, and not validly withdrawn on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 4,504,504 shares (or such greater number of shares as we may elect to purchase) then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase 4,504,504 shares (or such lesser number of shares as is validly tendered and not validly withdrawn). In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

Notwithstanding the general discussion contained in this Section 6, conditional tenders are not permissible with respect to the tender of shares under our 401(k) Plans.

7.	Conditions of the Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after the date of commencement of the Offer and prior to the Expiration Time and, in the case of any required governmental approval, prior to the time of payment for any shares (whether any shares have theretofore been accepted for payment), any of the following events occur or are determined by us to have occurred:

•	we are unable by the Expiration Time to borrow on terms and conditions satisfactory to us, under the new credit facilities referenced in the Commitment Letter, an amount sufficient to purchase shares pursuant to the Offer;

•	any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, could reasonably be expected to adversely affect, the extension of credit by banks or other financial institutions;

•	a material change in U.S. or any other currency exchange rates or a suspension of or limitation on the markets for such currencies;

•	the commencement or escalation of a war, armed hostilities or other similar national or international calamity directly or indirectly involving the United States;

•	a decrease in excess of 10% in the market price for our Common Shares or in the Dow Jones Industrial Average, the NYSE Composite Index or the S&P 500 Composite Index since January 9, 2007;

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

•	any change (or condition, event or development involving a prospective change) has occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, results of operations or prospects of us or any of our subsidiaries or affiliates that, in our reasonable judgment, does or could reasonably be expected to have a materially adverse effect on us or any of our subsidiaries or affiliates, or we have become aware of any fact that, in our reasonable judgment, does or could reasonably be expected to have a material adverse effect on the value of our shares;

•	legislation amending the Internal Revenue Code of 1986, as amended (the “Code”), has been passed by either the U.S. House of Representatives or the U.S. Senate or becomes pending before the U.S. House of Representatives or the U.S. Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect us or any of our subsidiaries or affiliates;

•	there has been threatened, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, that:

•	challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer or any other matter relating to the Offer, or seeks to obtain any material damages relating to the transactions contemplated by the Offer;

•	seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of such shares;

•	seeks to impose limitations on our affiliates’ ability to acquire or hold or to exercise full rights of ownership, including, but not limited to, the right to vote their shares on all matters validly presented to our shareholders;

•	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, results of operations or prospects of us or any of our subsidiaries or affiliates; or

•	otherwise relates to the Offer or that otherwise, in our reasonable judgment, could reasonably be expected to adversely affect us or any of our subsidiaries or affiliates or the value of our shares;

•	any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, that, in our reasonable judgment:

•	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of shares in the Offer;

•	could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or

•	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, results of operations or prospects of us or any of our subsidiaries or affiliates;

•	a tender or exchange offer for any or all of our outstanding shares (other than this Offer), or any material merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or entity or has been publicly disclosed;

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Common Shares, whether through the acquisition of shares, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before January 9, 2007); or

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before January 9, 2007 has acquired or proposes to acquire, whether through the acquisition of shares, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of an additional 1% or more of the outstanding Common Shares;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities; or

•	we determine that there will be a reasonable likelihood that the consummation of the Offer and the purchase of shares will cause the Common Shares to be:

•	held of record by less than 300 persons; or

•	delisted from the NYSE or result in them no longer being required to be registered under the Exchange Act.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion before the Expiration Time. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Time. Any determination by us concerning the events described above will be final and binding on all parties.

8.	Price Range of the Shares

Our Common Shares are traded on the NYSE under the symbol “SMG.” The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported by the NYSE based on published financial sources and the dividends paid per share by us. The quarterly share prices have been adjusted to reflect the 2-for-1 stock split on November 9, 2005.

Fiscal Year Ending September 30,	High	Low	Dividends

2005
First Quarter	$36.83	$30.95
Second Quarter	$36.19	$33.29
Third Quarter	$36.56	$33.55
Fourth Quarter	$43.97	$36.19	$0.125
2006
First Quarter	$48.11	$41.37	$0.125
Second Quarter	$50.47	$44.94	$0.125
Third Quarter	$47.50	$39.40	$0.125
Fourth Quarter	$44.98	$36.19	$0.125
2007
First Quarter	$54.72	$44.02	$0.125
Second Quarter (through January 9, 2007)	$52.56	$51.85

On December 11, 2006, the last full trading day before we first announced our intention to make the Offer, the closing price of our Common Shares on the NYSE was $50.83 per share. On January 9, 2007, the last full trading day before the commencement of the Offer, the closing price of our Common Shares on the NYSE was $52.04 per share. You should obtain current market quotations for the Common Shares before deciding whether to tender your shares in the Offer.

9.	Source and Amount of Funds

Assuming that the maximum number of shares is tendered in the Offer and the Purchase Price is an amount between $48.50 and $55.50 per share, the aggregate purchase price for the shares will be between $218.5 million and $250.0 million. We anticipate that we will obtain the funds necessary to pay for the shares purchased in the Offer, the special dividend and the related fees and expenses from available cash and borrowings under the new credit facilities referenced in the Commitment Letter that we have received from JPMorgan, BofA and Citigroup and certain of their respective affiliates (the “Agents”).

Commitment Letter.  The following summary of certain material terms of the Commitment Letter (including the Summary of Terms and Conditions attached thereto as Exhibit A) is qualified in its entirety by the terms of the Commitment Letter, which is filed as an exhibit to our Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) and which is incorporated herein by reference. The following summary may not contain all of the information about the Commitment Letter that is important to you. We encourage you to read the Commitment Letter carefully and in its entirety.

The Agents have committed, subject to the terms and conditions set forth in the Commitment Letter, to provide SMG and certain of its subsidiaries the following loan facilities totaling in the aggregate up to $2.1 billion: (a) a senior secured five-year term loan in the principal amount of $550.0 million (the “Term Loan”) and (b) a senior secured five-year revolving loan facility in the aggregate principal amount of up to $1.55 billion (the “Revolving Credit Facility” which may be referred to with the Term Loan as the “New Credit Facilities”). Prior to the closing date of the New Credit Facilities, SMG may request the Agents to seek additional commitments to the New Credit Facilities in an aggregate amount of up to $200 million, which would be allocated ratably between the Term Loan and the Revolving Credit Facility. After the closing of the New Credit Facilities, SMG shall also have the right to seek to increase the Term Loan or the Revolving Credit Facility in an aggregate amount of up to $200 million, subject to certain specified conditions. The New

Credit Facilities will replace our existing credit facility, which was entered into, as amended, on July 21, 2005. We will also use proceeds from our New Credit Facilities to repurchase our 6.625% senior subordinated notes due 2013 in an aggregate principal amount of $200 million and to seek the consent of the holders thereof to amend the indenture governing such notes to eliminate substantially all of the restrictive covenants pertaining to such notes.

The Commitment Letter will terminate on February 28, 2007.

Term Loan.  The proceeds of the Term Loan may be used to finance the purchase of shares pursuant to the Offer and to pay related fees and expenses. The Term Loan will be made in a single drawing on the Closing Date (as that term is defined in the Commitment Letter). The Term Loan will be repayable in quarterly installments equal to approximately 1% of the original principal amount in the first year, 5% of the original principal amount in the second year, 25% of the original principal amount in the third year, 30% of the original principal amount in the fourth year and 39% of the original principal amount in the fifth year, with any balance to be payable on the final maturity date. We believe that cash flow generated from operations will be sufficient to repay the Term Loan in accordance with its terms.

Revolving Credit Facility.  The proceeds of the Revolving Credit Facility may be used to finance our working capital requirements and for other general purposes. We may use a portion of the Revolving Credit Facility to fund the special dividend (currently anticipated to be approximately $500 million) that we intend to pay to shareholders of record as of a record date to be determined after the consummation of the Offer. The Revolving Credit Facility will also be available for issuance of up to $65 million of letters of credit and for borrowings of swingline loans of up to $100 million. We believe that cash flow generated from operations will be sufficient to repay the Revolving Credit Facility in accordance with its terms.

Interest.  Interest on the outstanding balances under the New Credit Facilities is payable, at our option, at a rate equal to the Applicable Margin (as defined in the Commitment Letter) plus the ABR (as defined in the Commitment Letter) or at the Applicable Margin plus the LIBOR Rate (as defined in the Commitment Letter). Based on our anticipated Leverage Ratio (as defined in the Commitment Letter), we expect the Applicable Margin as of the Closing Date to be 1.25% in the case of LIBOR Rate loans and 0.25% in the case of ABR loans. We believe that cash flow generated from operations will be sufficient to make the required interest payments on the New Credit Facilities in accordance with their terms.

Optional Prepayments.  We may make optional prepayments of loans under the New Credit Facilities, in whole or in part, without premium or penalty (other than applicable LIBOR breakage costs), in minimum amounts to be agreed.

Mandatory Prepayments.  Subject to certain exceptions and conditions described in greater detail in the Commitment Letter, we will be obligated to use net cash proceeds of the following to prepay the Term Loan:

•	any incurrence of non-permitted indebtedness; and

•	sales or other dispositions of assets or property (subject to customary exceptions and thresholds), including as a result of casualty or condemnation.

Mandatory prepayments will be applied to the installments of the Term Loan ratably.

Guarantors.  The New Credit Facilities will be guaranteed by each of our domestic subsidiaries that are guarantors under our existing credit facility and by each future direct or indirect domestic subsidiary, subject to materiality thresholds that will be no more restrictive than our existing credit facility.

Security for the New Credit Facilities.  The New Credit Facilities will be secured by (1) a perfected first priority security interest in all of our and our direct and indirect domestic subsidiaries’ accounts receivable, inventory and equipment and (2) the pledge of all of the capital stock of our domestic subsidiaries and 65% of the capital stock of our first-tier foreign subsidiaries (provided that obligations of our foreign subsidiary borrowers shall be secured by 100% of such foreign subsidiaries’ capital stock and 100% of the capital stock of their first-tier subsidiaries), in each case, subject to exceptions to be agreed to with the Agents. The collateral shall not include any of our or our subsidiaries’ intellectual property.

Conditions Precedent to the New Credit Facilities.  The commitments of JPMorgan, BofA, Citigroup and their respective affiliates, and the availability of each of the New Credit Facilities, are and will be subject to customary conditions precedent, including:

•	the preparation, execution and delivery of satisfactory loan documentation with respect to the New Credit Facilities, which documentation is expected to be substantially similar to our existing credit facility agreement; and

•	receipt by the Agents and other lenders of a pro forma consolidated balance sheet of SMG and its consolidated subsidiaries as of September 30, 2006, adjusted to give effect to the consummation of the New Credit Facilities on such date, which shall not be inconsistent in any material respect with the information previously provided to the Agents.

In addition, our future ability to borrow under the New Credit Facilities will be subject to customary on-going conditions, including the absence of a default under any of the loan documents and our representations and warranties being true and correct in all material respects immediately prior to, and after giving effect to, such extension of credit.

Representations and Warranties; Covenants; Events of Default.  The terms of the New Credit Facilities will include customary representations and warranties, customary affirmative and negative covenants, customary financial covenants and customary events of default, in each case, which, in general, will not be more restrictive than those contained in our existing credit facility agreement.

Syndication.  The Agents may syndicate the New Credit Facilities to a group of lenders arranged by the Agents in consultation with us.

General.  There is a possibility that we will not be able to borrow funds under the anticipated New Credit Facilities if any of the conditions in the Commitment Letter are not met. Absent an amendment or waiver, we would not be permitted to consummate the purchase of shares pursuant to the Offer and make the special dividend under the terms of our existing credit facility and our 6.625% senior subordinated notes due 2013. Obtaining sufficient financing to pay for the purchase of shares in the Offer on terms and conditions reasonably satisfactory to us is a condition to the consummation of the Offer. See Section 7, “Conditions of the Offer.”

We will incur significant indebtedness pursuant to the New Credit Facilities in connection with the Offer and the intended payment of the special dividend and, as a result, will be significantly leveraged. This leverage could have certain material adverse effects on us, including, but not limited to, the following:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate or other purposes could be impaired, or any such financing may not be available, on terms we consider to be favorable to us;

•	a substantial portion of our cash flow will be required for interest payments and, as a result, will not be available for our operations or other purposes;

•	any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations or sell assets;

•	our ability to withstand competitive pressures or business downturns may be decreased; and

•	our level of indebtedness may make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business, regulatory and economic conditions.

Our ability to repay expected borrowings under the New Credit Facilities and to meet our other debt, lease or contractual obligations (including continued compliance with applicable financial covenants) will depend upon one or more of the following: our future performance, our cash flow from operations and our ability to execute our business plan, each of which is subject to prevailing economic conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements” or incorporated herein by reference. After the Offer and the intended special dividend are completed, we believe that our expected cash flow from operations, anticipated access to the unused portion of the New Credit Facilities and continued access to capital markets will be adequate for our expected liquidity needs, including capital expenditures, and to meet the cash requirements of our contractual obligations.

10.	Certain Information Concerning SMG

General.  The Scotts Miracle-Gro Company, an Ohio corporation, traces its roots to two businesses launched by entrepreneurs. In 1868, Civil War veteran O.M. Scott launched a seed business in Marysville, Ohio, based on the conviction that “farmers shall have clean, weed-free fields.” Beginning in 1907, we expanded our reach by selling grass seed to consumers and eventually exited the agricultural market. By 1988 — both through innovation and acquisition — we had become a leading marketer of lawn fertilizer, grass seed and growing media products within the United States.

Separately, Horace Hagedorn and his partner Otto Stern launched Stern’s Miracle-Gro Products, Inc. in 1951 in New York. Their easy-to-use plant food quickly revolutionized the gardening category. Through aggressive and innovative marketing, Miracle-Gro® eventually became the leading plant food product in the gardening industry. In 1995, The Scotts Company merged with Miracle-Gro through a series of merger transactions, marking the start of a significant evolution for SMG.

In the late 1990’s, we launched a geographic and category expansion. We acquired companies with industry-leading brands in France, Germany and the United Kingdom. In fiscal 1999, we acquired the Ortho® brand in the United States and exclusive worldwide consumer marketing rights for the marketing and distribution of consumer Roundup®* products within the United States and other specified countries, thereby adding industry-leading controls to our portfolio. We have rapidly expanded into the lawn care service industry with the launch of Scotts LawnService® in 1998. Since fiscal 2002, SMG has invested nearly $100 million in the acquisitions of local and regional lawn care businesses to provide a platform for our rapid expansion throughout the U.S. In October 2004, we entered the fast growing outdoor living category with the acquisition of Smith & Hawken, Ltd. SMG entered the wild bird food category in fiscal 2006 with the acquisition of Gutwein & Co., Inc. and its Morning Song® brand of bird food.

As SMG celebrates its 100th Anniversary in selling products to consumers, we own the leading brands in nearly every category of the lawn and garden industry. A list of some of our North America leading brands is as follows:

Category	Brands

Lawns	Scotts®; Turf Builder®
Gardens	Miracle-Gro®; Osmocote®
Growing Media	Miracle-Gro®; Scotts®; Hyponex®; Earthgro®; SuperSoil® (acquired October 3, 2005)
Grass Seed	Scotts®; Turf Builder®
Controls	Ortho®; Bug-B-Gon®; Weed-B-Gon®; Roundup®*
Outdoor Living	Smith & Hawken® (acquired October 2, 2004)
Wild Bird Food	Morning Song® (acquired November 18, 2005)

*	Roundup® is a registered trademark of Monsanto Technology LLC, a company affiliated with Monsanto Company.

In addition, we have the following significant brands in Europe: Miracle-Gro® plant fertilizers, Weedol® and Pathclear® herbicides, EverGreen® lawn fertilizers and Levington® growing media in the United Kingdom; KB® and Fertiligène® in France; Celaflor®, Nexa-Lotte® and Substral® in Germany and Austria; and ASEF®, KB® and Substral® in Belgium, the Netherlands and Luxembourg (the “Benelux countries”). Roundup® is also a significant brand in the United Kingdom, France, Germany and other European markets.

Our world headquarters are located at 14111 Scottslawn Road, Marysville, Ohio 43041, and our telephone number is (937) 644-0011.

Where You Can Find More Information.  We are subject to the informational filing requirements of the Exchange Act and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the Offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of material filed with the SEC may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like SMG that file electronically with the SEC.

Incorporation by Reference.  The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The Offer incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents, that have been previously filed with the SEC (excluding information furnished rather than filed). These documents contain important information about us:

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2006, as filed on December 14, 2006;

•	Definitive Proxy Statement on Schedule 14A, as filed on December 20, 2006;

•	Current Reports on Form 8-K, as filed on November 8, 2006, November 13, 2006, December 7, 2006 and January 5, 2007; and

•	All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date hereof and prior to the Expiration Date.

You can obtain any of the documents incorporated by reference in this Offer to Purchase from us or from the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You may request a copy of these documents by writing to us at: Investor Relations, The Scotts Miracle-Gro Company, 14111 Scottslawn Road, Marysville, Ohio 43041, or telephoning us at (937) 644-0011. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. You can find additional information by visiting our web site at www.scotts.com.

Selected Historical and Pro Forma Financial Information.  The following tables show (1) selected historical financial information about SMG as of September 30, 2006 and for the fiscal year then ended and (2) selected pro forma financial information as of and for the same period, assuming (a) the purchase of 4,504,504 shares in the Offer, at the Purchase Price of $55.50 per share (the maximum price in the modified Dutch auction range) for an aggregate purchase price of $250.0 million, (b) the special cash dividend of $500.0 million intended to be payable to shareholders of record as of a record date to be determined after the consummation of the Offer, (c) the repurchase of our 6.625% senior subordinated notes due 2013 in an aggregate principal amount of $200.0 million and the solicitation of the consent of the holders thereof to amend the indenture governing such notes to eliminate substantially all of the restrictive covenants pertaining to such notes, (d) the incurrence of up to $2.1 billion of indebtedness pursuant to the New Credit Facilities described in the Commitment Letter and the replacement of our existing credit facility and (e) the payment of the fees and expenses related to (a), (b), (c) and (d) above of approximately $24.0 million, as if each were completed at the beginning of our 2006 fiscal year for statement of operations data and at September 30, 2006 for balance sheet information. The Offer is conditioned upon the receipt by us of financing on terms and conditions satisfactory to us. See Section 7, “Conditions of the Offer.”

The selected unaudited pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the Offer and the other transactions described above had been completed at the dates indicated or that may be obtained at any date in the future. The following selected unaudited pro forma consolidated financial data is based on available information and various estimates and assumptions. We believe that these assumptions provide a reasonable basis for presenting all of the significant effects of the Offer and the special dividend and the financing therefor and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial information. We have included the following unaudited pro forma financial information solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the Offer. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements” and incorporated by reference herein. The pro forma amounts have been calculated assuming (1) that we complete the Offer for 4,504,504 shares at the price of $55.50 per share, (2) that we pay a special cash dividend of $500.0 million, (3) that we repurchase all $200.0 million aggregate principal amount of our outstanding 6.625% senior subordinated notes due 2013, (4) the incurrence of $2.1 billion in indebtedness under the New Credit Facilities described in the Commitment Letter, (5) the replacement of our existing credit facility and (6) the payment of $24.0 million in fees and expenses related to the foregoing. The pro forma earnings per share and pro forma book value per share may change materially if significantly fewer shares are purchased pursuant to the Offer.

The following actual financial data as of and for the fiscal year ended September 30, 2006, has been derived from our historical financial statements included in our 2006 Form 10-K, which has been filed with the SEC, and should be read in conjunction with those financial statements. The pro forma statement of operations reflects the assumed increase in interest expense and related income tax benefit assuming the refinancing and increase in borrowings to finance the repurchase of our Common Shares, as well as the anticipated one-time special dividend, occurred as of the beginning of the 2006 fiscal year. The pro forma balance sheet reflects the effect of the same transactions assuming the transactions occurred as of the last day of the fiscal year.

	Year Ended September 30,
	2006
Statement of Operations Data	Actual		Pro Forma
	(in millions, except per share data)

Net sales	$2,697.1		$2,697.1
Cost of sales	1,741.1		1,741.1
Restructuring and other charges	0.1		0.1

Gross profit	955.9		955.9

Operating expenses:
Selling, general and administrative	636.9		636.9
Impairment, restructuring and other charges	75.7	(a)	75.7	(a)
Other income, net	(9.2)		(9.2)

Income from operations	252.5		252.5
Interest expense	39.6		96.6	(b)

Income before income taxes	212.9		155.9

Income taxes	80.2		59.6	(c)

Net income	$132.7		$96.3	(d)

Basic earnings per common share:
Net income	$1.97		$1.53
Number of shares used	67.5		63.0	(e)

Diluted earnings per common share:
Net income	$1.91		$1.48
Number of shares used	69.4		64.9	(e)

Ratio of earnings to fixed charges	4.48	x	2.32	x

	As of September 30,
	2006
Balance Sheet Data	Actual	Pro Forma
	(in millions, except per share data)

Cash and cash equivalents	$48.1	$48.1
Total current assets	942.0	942.0
Total assets	2,217.6	2,222.8	(f)
Long-term debt, net of current position	475.2	1,249.2	(g)
Total liabilities	1,135.9	1,902.8	(h)
Shareholders’ equity	1,081.7	320.0	(i)
Total liabilities and shareholders’ equity	2,217.6	2,222.8
Shares outstanding	66.6	62.1	(e)
Net book value per share	$16.24	$5.15

Notes

(a)	Includes $66.4 million of impairment charges primarily related to our European consumer business.

(b)	Reflects the adjustment of interest expense for an assumed increase in average borrowings to $1.5 billion from $732 million in actual average borrowings for fiscal 2006 at the assumed blended rate of 6.44% versus the actual fiscal 2006 blended rate of 5.41%. A 1/8% variance in interest rates would have an approximate $2.0 million effect on interest expense.

(c)	Reflects the adjustment of income taxes for the assumed reduction of income before taxes from $212.9 million to $155.9 million at a pro forma effective tax rate of 38.2% versus the actual rate of 37.7% for fiscal 2006.

(d)	Excludes the following charges in connection with the refinancing: (i) approximately $8.8 million of write-offs of deferred debt issuance costs and (ii) approximately $10.0 million of costs in connection with the repurchase of $200 million aggregate principal amount of our 6.625% senior subordinated notes due 2013, net of $7.1 million in related tax benefits.

(e)	Assumes the repurchase of a maximum of 4.5 million Common Shares pursuant to the Offer.

(f)	Reflects $14.0 million in debt issuance costs to be capitalized and amortized over future periods and the write-off of $8.8 million of deferred debt issuance costs relating to borrowings retired pursuant to the recapitalization.

(g)	Reflects an increase in long-term borrowings to finance $250.0 million of share repurchases pursuant to the Offer, the anticipated $500.0 million special dividend and $24.0 million in tender and debt issuance costs.

(h)	Reflects the adjustments described in note (g) above and a $7.1 million reduction in accrued taxes for the income tax expense benefit associated with the write-off of deferred financing costs and the costs associated with the repurchase of our 6.625% senior subordinated notes due 2013.

(i)	Reflects a reduction of $761.7 million in shareholders’ equity consisting of (i) $250.0 million for the repurchase of Common Shares pursuant to the Offer, (ii) $500 million for the anticipated special cash dividend and (iii) charges of $11.7 million relating to the write-off of deferred debt issuance costs and costs in connection with the repurchase of our 6.625% senior subordinated notes due 2013, net of related tax benefits.

11.	Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements
Concerning the Shares

As of December 29, 2006, there were 67,668,683 Common Shares issued and outstanding. Holders of Common Shares are entitled to one vote per share. The 4,504,504 shares we are offering to purchase in the

Offer represent approximately 6.7% of the total number of outstanding Common Shares as of December 29, 2006.

Beneficial Ownership of Directors and Executive Officers and the Hagedorn Partnership, L.P.

As of November 28, 2006, our directors and executive officers as a group (16 persons) beneficially owned an aggregate of 23,508,164 Common Shares, representing approximate 33.7% of the total outstanding Common Shares, including, in the case of Mr. Hagedorn and Ms. Littlefield, Common Shares held through the Hagedorn Partnership, L.P. See Notes (5), (6) and (13) below. Though they are entitled to participate in the Offer on the same basis as all other shareholders, our directors and executive officers, together with the Hagedorn Partnership, L.P., have advised us that they do not intend to tender any shares owned by them in the Offer.

The aggregate number and percentage of shares that were beneficially owned by each of our directors and executive officers, all of our current executive officers and directors as a group and the Hagedorn Partnership, L.P., as of November 28, 2006 appears in the table below. Also shown is the percentage of outstanding Common Shares that will be beneficially owned by each of our directors and executive officers, all of our current executive officers and directors as a group and the Hagedorn Partnership, L.P., assuming we purchase 4,504,504 shares in the Offer and that no director or executive officer or the Hagedorn Partnership, L.P., tenders any shares owned by him, her or it in the Offer. After consummation of the Offer, our directors and executive officers, as well as the Hagedorn Partnership, L.P., may, subject to applicable law and our applicable policies and procedures, sell their shares from time to time in open market transactions at prices that may be more or less favorable than the Purchase Price to be paid to our shareholders in the Offer.

	Number of		Percentage	Percentage
Name of Beneficial Owner(1)	Shares(2)(3)(4)		(Before Offer)	(After Offer)

Directors:
Mark R. Baker	22,220		*	*
Gordon F. Brunner	54,784		*	*
Arnold W. Donald	82,394		*	*
Joseph P. Flannery	94,000		*	*
James Hagedorn	22,134,813	(5)	32.27%	35.19%
Thomas N. Kelly Jr.	6,000		*	*
Katherine Hagedorn Littlefield	20,914,851	(6)	30.99%	33.25%
Karen G. Mills	144,836		*	*
Patrick J. Norton	272,200	(7)	*	*
Stephanie M. Shern	50,000		*	*
John M. Sullivan	116,000		*	*
John Walker, Ph.D.	26,200		*	*

Executive Officers (Non-Directors):
David M. Aronowitz	220,475	(8)	*	*
David C. Evans	32,600	(9)	*	*
Christopher L. Nagel	147,088	(10)	*	*
Denise S. Stump	33,554	(11)	*	*
All current directors and executive officers as a group (16 individuals)	23,508,164	(12)	33.66%	37.37%
Hagedorn Partnership, L.P.	20,843,851	(13)	30.92%	33.13%
800 Port Washington Blvd Port Washington, NY 11050

*	Indicates less than 1%

(1)	Unless otherwise indicated, the beneficial owner has sole voting and dispositive power as to all Common Shares reflected in the table. All fractional Common Shares have been rounded to the nearest whole Common Share. The mailing address of each of our current executive officers and directors is 14111 Scottslawn Road, Marysville, Ohio 43041.

(2)	All Common Share amounts have been adjusted to reflect the 2-for-1 stock split on November 9, 2005.

(3)	Includes “common share equivalents” attributable to the named executive officer’s account relating to common share units under The Scotts Company LLC Executive Retirement Plan (the “Executive Retirement Plan”), and to the named director’s account holding stock units received, in lieu of the director’s annual cash retainer and any other fees paid for service as a director, under The Scotts Miracle-Gro Company 1996 Stock Option Plan (the “1996 Plan”) and The Scotts Miracle-Gro Company 2003 Stock Option and Incentive Equity Plan (the “2003 Plan”), although under the terms of each of the Executive Retirement Plan, the 1996 Plan and the 2003 Plan, the named individual has no voting or dispositive power with respect to the portion of his or her account attributed to Common Shares. For this reason, these “common share equivalents” are not included in the computation of the “Percentage” figures in the table. As of November 28, 2006, our directors and executive officers had the following number of “common share equivalents”: Mr. Baker 1,220; Dr. Brunner 3,934; Mr. Donald 1,394; Mr. Hagedorn 10,876; Ms. Mills 2,836; Mr. Aronowitz 12,966; Mr. Nagel 3,188 and Ms. Stump 236.

(4)	The “Percentage” computation is based upon the sum of (i) 67,413,056 Common Shares outstanding on November 28, 2006 and (ii) the number of Common Shares, if any, as to which the named person or group has the right to acquire beneficial ownership upon the exercise of options and stock appreciation rights which are currently exercisable or which will first become exercisable within 60 days after November 28, 2006. As of November 28, 2006, our directors and executive officers had the following number of options and stock appreciation rights that are currently exercisable or that will first become exercisable within 60 days after November 28, 2006: Mr. Baker 14,000; Dr. Brunner 47,500; Mr. Donald 79,000; Mr. Flannery 90,000; Mr. Hagedorn 1,140,000; Mr. Kelly 6,000; Ms. Littlefield 71,000; Ms. Mills 132,000; Mr. Norton 232,000; Ms. Shern 48,000; Mr. Sullivan 115,000; Dr. Walker 24,000; Mr. Aronowitz 172,000; Mr. Evans 24,000; Mr. Nagel 92,000; and Ms. Stump 23,000.

(5)	Mr. Hagedorn is a general partner of Hagedorn Partnership, L.P., a Delaware limited partnership (the “Hagedorn Partnership”), and has shared voting and dispositive power with respect to the Common Shares held by the Hagedorn Partnership and those subject to the right to vote and right of first refusal in favor of the Hagedorn Partnership. See note (13) below. Includes, in addition to those Common Shares described in note (13) below, 30,000 Common Shares held directly, 26,600 Common Shares that are the subject of a restricted stock grant made to Mr. Hagedorn on December 1, 2004 as to which the restriction period will lapse on December 1, 2007, 28,600 Common Shares that are the subject of a restricted stock grant made to him on October 12, 2005 as to which the restriction period will lapse on October 12, 2008, 33,100 Common Shares that are the subject of a restricted stock grant made to him on October 11, 2006 as to which the restriction period will lapse on October 11, 2009, 20,978 common share units that are allocated to his account and held by the trustee under a 401(k) Plan and 808 Common Shares held in a custodial account under the DSPP.

Mr. Hagedorn also owns 4.975 shares, or 0.05% of the outstanding shares, of Scotts Italia S.r.l., an indirect subsidiary of SMG. Mr. Hagedorn is a nominee shareholder to satisfy the two shareholder requirement for an Italian corporation. The remaining 94.525 shares of Scotts Italia S.r.l. are held by OM Scott International Investments, Inc., an indirect subsidiary of SMG.

(6)	Ms. Littlefield is a general partner and the Chair of the Hagedorn Partnership and has shared voting and dispositive power with respect to the Common Shares held by the Hagedorn Partnership and those subject to the right to vote and right of first refusal in favor of the Hagedorn Partnership. See note (13) below.

(7)	Represents 40,000 Common Shares held directly and 200 Common Shares owned by Mr. Norton’s spouse.

(8)	Represents 700 Common Shares held directly, 1,400 Common Shares that are the subject of a restricted stock grant made to Mr. Aronowitz on December 1, 2004 as to which the restriction period will lapse on December 1, 2007, 24,200 Common Shares that are the subject of a restricted stock grant made to him on October 12, 2005 as to which the restriction period will lapse for 4,200 Common Shares on October 12, 2008 and for 20,000 Common Shares on October 12, 2009, 5,600 Common Shares that are the subject of a restricted stock grant made to him on October 11, 2006 as to which the restriction period will lapse on October 11, 2009, four Common Shares held in an open-market Associate Stock Purchase Plan and 3,605 common share units that are allocated to his account and held by the trustee under a 401(k) Plan.

(9)	Represents 3,000 Common Shares that are the subject of a restricted stock grant made to Mr. Evans on October 12, 2005 as to which the restriction period will lapse on October 12, 2008 and 5,600 Common Shares that are the subject of a restricted stock grant made to him on October 11, 2006 as to which the restriction period will lapse on October 11, 2009.

(10)	Represents 1,400 Common Shares that are the subject of a restricted stock grant made to Mr. Nagel on December 1, 2004 as to which the restriction period will lapse on December 1, 2007, 5,200 Common Shares that are the subject of a restricted stock grant made to him on October 12, 2005 as to which the restriction period will lapse on October 12, 2008, 38,000 Common Shares that are the subject of a restricted stock grant made to him on October 1, 2006 as to which the restriction period will lapse for 19,000 Common Shares on October 1, 2007 and for 19,000 Common Shares on October 1, 2009 and 7,300 Common Shares that are the subject of a restricted stock grant made to him on October 11, 2006 as to which the restriction period will lapse on October 11, 2009.

(11)	Represents 1,000 Common Shares that are the subject of a restricted stock grant made to Ms. Stump on December 1, 2004 as to which the restriction period will lapse on December 1, 2007, 4,200 Common Shares that are the subject of a restricted stock grant made to her on October 12, 2005 as to which the restriction period will lapse on October 12, 2008, 4,900 Common Shares that are the subject of a restricted stock grant made to her on October 11, 2006 as to which the restriction period will lapse on October 11, 2009 and 218 Common Shares held in a custodial account under the DSPP.

(12)	See notes (5) through (11) above and note (13) below.

(13)	The Hagedorn Partnership owns 20,622,027 Common Shares of record. The Hagedorn Partnership has the right to vote, and a right of first refusal with respect to, 221,824 Common Shares held by John Kenlon, a former shareholder of Stern’s Miracle-Gro Products, Inc., and his children. Mr. James Hagedorn, Ms. Katherine Hagedorn Littlefield, Mr. Paul Hagedorn, Mr. Peter Hagedorn, Mr. Robert Hagedorn and Ms. Susan Hagedorn are siblings, general partners of the Hagedorn Partnership and former shareholders of Stern’s Miracle-Gro Products, Inc. The general partners share voting and dispositive power with respect to the securities held by the Hagedorn Partnership and those subject to the right to vote and right of first refusal in favor of the Hagedorn Partnership. Mr. James Hagedorn and Ms. Katherine Hagedorn Littlefield are directors of SMG. Community Funds, Inc., a New York not-for-profit corporation, is a limited partner of the Hagedorn Partnership.

Transactions and Arrangements Concerning the Shares

Share Repurchase Plans.  On October 27, 2005, our Board authorized the repurchase from time to time of up to $100 million of our Common Shares each fiscal year through September 30, 2010, or $500 million in the aggregate. We have repurchased 1,964,200 shares, or $87.9 million in aggregate value, of our Common Shares since approval of the share repurchase plan. In connection with the consummation of the Offer, we will terminate the outstanding share repurchase plan.

Recent Securities Transactions.  Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, neither we nor any of our directors, executive officers, affiliates or subsidiaries have effected any transactions involving our Common Shares during the 60 days prior to January 10, 2007, except as follows:

•	Executive officers and directors made the following sales of shares during the 60 days prior to January 10, 2007, in each case pursuant to the exercise of vested stock options:

			Average Price
Name	Date	Number Sold	per Share	Method of Sale

David M. Aronowitz	January 3, 2007	3,000	$52.00	Open market
James Hagedorn	November 13, 2006	23,000	49.41	Open market
	November 14, 2006	19,000	49.54	Open market
	November 15, 2006	17,600	49.58	Open market
	November 16, 2006	33,900	49.58	Open market
	November 17, 2006	10,000	49.58	Open market
	November 20, 2006	18,200	49.61	Open market
	November 21, 2006	30,300	49.91	Open market
	November 22, 2006	26,000	50.07	Open market
	November 24, 2006	10,100	50.12	Open market
	November 27, 2006	7,600	50.11	Open market
	November 29, 2006	12,300	49.69	Open market
John M. Sullivan	December 18, 2006	10,000	51.15	Open market

•	On November 30, 2006, participants in our DSPP purchased Common Shares (including pursuant to the reinvestment of dividends) for the November 2006 period. The following executive officers purchased shares under the DSPP on November 30, 2006: Mr. Hagedorn (44.9236 shares purchased pursuant to the DSPP and 1.4834 shares purchased pursuant to the reinvestment of dividends); and Ms. Stump (11.2309 shares purchased pursuant to the DSPP and 0.3998 shares purchased pursuant to the reinvestment of dividends). The price per share for such purchases was $44.52, and the price per share for the reinvestment of dividends was $49.02.

•	On January 3, 2007, participants in our DSPP purchased Common Shares for the December 2006 period. The following executive officers purchased shares under the DSPP on January 3, 2007: Mr. Hagedorn (42.6167 shares); and Ms. Stump (10.6542 shares). The price per share for such purchases was $46.93.

401(k) Plans.  We maintain The Scotts Company LLC Retirement Savings Plan and the Smith & Hawken 401(k) Plan, each of which is a qualified defined contribution retirement plan under section 401(a) of the Code. Participants in the 401(k) Plans may elect to contribute a percentage of their base compensation on a pre-tax basis. The matching contributions to the 401(k) Plans totaled approximately $6.0 million, $5.4 million and $4.9 million for the fiscal years ended September 30, 2006, 2005 and 2004, respectively. Under the 401(k) Plans, the participating employers make matching contributions in cash or SMG shares of 100% of the first 3% and 50% of the next 2% of participants’ pre-tax contributions of their eligible compensation. The 401(k) Plans also provide for other discretionary employer contributions. Participants in the 401(k) Plans control the investment of their and our contributions allocated to their accounts, including allocations to the SMG Stock Fund.

Share-Based Compensation Plans.  SMG grants share-based awards annually to officers and other key employees and non-employee directors pursuant to our 1996 Stock Option Plan, our 2003 Stock Option Plan and our 2006 Long-Term Incentive Plan. Historically, these awards primarily included options with exercise prices equal to the market price of the underlying shares on the date of grant with a term of 10 years. SMG also has awarded freestanding stock appreciation rights with a stated base price determined by the closing price of the Common Shares on the date of grant. In recent years, SMG also has begun to grant awards of restricted stock and performance shares. These share-based awards have been made under the plans noted above, all of which have been approved by our shareholders. Generally, in respect of grants to employees, a three-year cliff vesting schedule is used for all share-based awards unless decided otherwise by the Compensation and Organization Committee of the Board of Directors. SMG uses newly issued Common Shares or treasury shares, if available, in conjunction with our share-based compensation awards. Grants to non-employee directors typically vest in one year or less. A maximum of 18 million Common Shares may be delivered for issuance under these plans. At December 31, 2006, approximately 4.1 million Common Shares remain available under these plans to be used to make new share-based awards. As of January 3, 2007, there were options with respect to approximately 2.9 million Common Shares that are vested or will be vested by February 1, 2007, and freestanding stock appreciation rights with respect to approximately 925,000 Common Shares that are vested or will be vested by February 1, 2007, under these plans.

Executive Retirement Plan.  The Executive Retirement Plan is an unfunded non-qualified, deferred compensation plan that allows certain members of our executive management team, including all of our executive officers, and other highly compensated employees to defer compensation and to earn benefits funded by The Scotts Company LLC that they could have deferred to and earned under our 401(k) Plans but for Code limits imposed on such plans. The Executive Retirement Plan also provides participants with the opportunity to defer all or any part of the amount awarded under our Executive Incentive Plan or any incentive compensation paid pursuant to an employment agreement. Subject to certain restrictions, participants may direct that amounts credited to them under the Executive Retirement Plan be adjusted by reference to our stock fund or to one or more outside investment funds made available by the Executive Retirement Plan’s administrative committee. Outside investment funds do not include our Common Shares. The amount credited to a participant in our stock fund is recorded as common share units, the number of which is determined by dividing the amount credited for the participant in the SMG stock fund by the fair market value of Common Shares when the determination is made. The amount credited to a participant in an outside investment fund is recorded as outside investment fund units, the number of which is determined by dividing the amount credited for the participant to each outside investment fund by the market value of the outside investment fund when the determination is made. Distributions from the Executive Retirement Plan generally begin when the participant terminates employment (although the participant may specify a different date) and normally are paid in either a lump sum or in annual installments over no more than ten years, whichever the participant has elected. Distributions from our stock fund always are made in the form of whole Common Shares equal to the number of whole common share units then credited to the participant and the value of fractional common share units is distributed in cash. Distributions from outside investment funds always are made in cash equal to the value of each outside investment then credited to the participant multiplied by the market value of those units. Executive Retirement Plan participants are general unsecured creditors of The Scotts Company LLC with respect to their interests in the Executive Retirement Plan. We expect that the Executive Retirement Plan will remain in effect indefinitely. However, the Executive Retirement Plan’s administrative committee may amend or terminate the Executive Retirement Plan at any time. As of December 31, 2006, approximately 49,232 shares were held in a trust to discharge SMG’s obligations under our Executive Retirement Plan.

The Scotts Miracle-Gro Company Discounted Stock Purchase Plan.  We currently maintain The Scotts Miracle-Gro Company Discounted Stock Purchase Plan, which has been approved by our shareholders. The DSPP provides a means for our employees designated for participation in the DSPP to authorize payroll deductions on a voluntary basis to be used for the periodic purchase of Common Shares. All employees participating in the DSPP have equal rights and privileges. Under the DSPP, eligible employees are able to purchase Common Shares at a price equal to at least 90% of the fair market value of the Common Shares at the end of the applicable offering period. Dividends on the Common Shares that are not distributed to plan participants in cash are reinvested in Common Shares at the then current market price.

The maximum number of Common Shares that may be purchased under the DSPP is 300,000 in the aggregate (as adjusted for the 2-for-1 stock split of our Common Shares on November 9, 2005), subject to adjustment for changes in the capitalization of SMG. Common Shares purchased under the DSPP may be either authorized but unissued shares or treasury shares. As of December 31, 2006, approximately 95,100 Common Shares were held for the account of participants in our DSPP of which approximately 73,000 were unrestricted and may participate in the Offer.

General.  Except (1) as otherwise described herein, (2) for the compensation of our directors described in our Definitive Proxy Statement on Schedule 14A, as filed on December 20, 2006, (3) for the employment agreements, change in control arrangements and policies and deferred compensation arrangements described in our Definitive Proxy Statement on Schedule 14A, as filed on December 20, 2006, and (4) for the outstanding stock options, stock awards and other equity interests granted to our directors, executive officers and other employees pursuant to our various equity incentive plans, which are described in our Definitive Proxy Statement on Schedule 14A, as filed on December 20, 2006 and Note 10 to the financial statements contained in our 2006 Form 10-K, all of which descriptions are incorporated herein by reference, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement, understanding or relationship, whether or not legally enforceable, with any other person, relating, directly or indirectly, to the Offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12.	Effects of the Offer on the Market for the Shares; Registration under the Exchange Act

The purchase by us of shares in the Offer will reduce the number of shares that might otherwise be traded publicly and is likely to reduce the number of our shareholders. As a result, trading of a relatively small volume of the shares after consummation of the Offer may have a greater impact on trading prices than would be the case prior to the consummation of the Offer.

Based upon the listing standards of the NYSE, we do not expect that our purchase of shares in the Offer will cause the Common Shares to be delisted from the NYSE. The Offer is conditioned on, among other things, there not being any reasonable likelihood, in our sole judgment, that the consummation of the Offer and the purchase of shares will cause the Common Shares to be delisted from the NYSE. See Section 7, “Conditions of the Offer.”

The Common Shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares in the Offer pursuant to the terms of the Offer will not result in the Common Shares not continuing to be required to be registered under the Exchange Act. The Offer is conditioned on, among other things, there not being any reasonable likelihood, in our sole judgment, that the consummation of the Offer and the purchase of shares will result in the Common Shares not continuing to be required to be registered under the Exchange Act. See Section 7, “Conditions of the Offer.”

The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares in the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.

13.	Regulatory Approvals

We are not aware of any license or regulatory permit that we believe is material to our business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any government, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered in the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations in the Offer to accept for payment and pay for shares are subject to certain conditions. See Section 7, “Conditions of the Offer.”

14.	U.S. Federal Income Tax Consequences

The following summary describes the material U.S. federal income tax consequences relating to the Offer to shareholders whose shares are validly tendered and accepted for payment pursuant to the Offer. This summary does not address the effect of state, local, foreign or other tax laws of participating in the Offer. Those shareholders that do not participate in the Offer should not incur any U.S. federal income tax liability as a result of the completion of the Offer. This summary is based upon the Code, Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or to certain types of shareholders subject to special treatment under the Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), tax-exempt organizations, regulated investment companies, certain expatriates, persons whose functional currency is other than the U.S. dollar, persons subject to the alternative minimum tax, persons that hold shares as a position in a “straddle” or as a part of a “hedging,” “conversion,” “constructive sale” or integrated transaction for U.S. federal income tax purposes or persons that received their shares through the exercise of employee stock options or otherwise as compensation. In addition, except as otherwise specifically noted, this discussion applies only to shareholders that are “U.S. Holders” (as defined below).

For purposes of this discussion, a “U.S. Holder” means:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (1) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (2) for which a valid election has been made to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a shareholder, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. A shareholder that is a partnership, and partners in such partnership, should consult their tax advisors regarding the tax consequences of participating in the Offer.

Shareholders are urged to consult their tax advisors to determine the particular tax consequences to them of participating or not participating in the Offer, including the applicability and effect of state, local, foreign and other tax laws and the possible effect of changes in U.S. federal or other tax laws.

Characterization of the Purchase.  The purchase of shares by us in the Offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the purchase, a U.S. Holder, depending upon the U.S. Holder’s particular circumstances, will be treated either as having sold the U.S. Holder’s shares or as having received a distribution in respect of such shares from us.

Under Section 302 of the Code, a U.S. Holder whose shares are purchased by us in the Offer will be treated as having sold its shares, and thus will recognize capital gain or loss, if the purchase:

•	results in a “complete termination” of the U.S. Holder’s equity interest in us;

•	results in a “substantially disproportionate” redemption with respect to the U.S. Holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

Each of these tests, referred to as the “Section 302 Tests,” is explained in more detail below.

If a U.S. Holder satisfies any of the Section 302 Tests explained below, the U.S. Holder will be treated as if it sold its shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received in the Offer and the U.S. Holder’s adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares that were sold exceeds one year as of the date of purchase by us in the Offer. Long-term capital gain recognized by a non-corporate U.S. Holder generally will be subject to U.S. federal income tax at a maximum rate of 15%. Specified limitations apply to the deductibility of capital losses by U.S. Holders. Gain or loss must be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) that is purchased by us from a U.S. Holder in the Offer. A U.S. Holder may be able to designate, generally through its broker, which blocks of shares it wishes to tender in the Offer if less than all of its shares are tendered in the Offer, and the order in which different blocks will be purchased by us in the event of proration in the Offer. U.S. Holders should consult their tax advisors concerning the mechanics and desirability of that designation.

If a U.S. Holder does not satisfy any of the Section 302 Tests explained below, the purchase of a U.S. Holder’s shares by us in the Offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the U.S. Holder. Instead, the amount received by the U.S. Holder with respect to the purchase of its shares by us in the Offer will be treated as a dividend to the U.S. Holder with respect to its shares under Section 301 of the Code, to the extent of the portion of our current and accumulated earnings and profits (within the meaning of the Code) allocable to such shares. We believe that we will have current and accumulated earnings and profits as of September 30, 2007. Provided certain holding period requirements are satisfied, non-corporate U.S. Holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on dividends deemed received (i.e., the entire amount of cash received without reduction for the adjusted tax basis of the shares purchased). To the extent that the amount received pursuant to the Offer exceeds the U.S. Holder’s allocable share of our current and accumulated earnings and profits, such excess amount first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its shares, which will reduce the U.S. Holder’s adjusted tax basis in its shares (but not below zero), and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a U.S. Holder’s shares by us in the Offer is treated as the receipt by the U.S. Holder of a dividend, the U.S. Holder’s remaining adjusted tax basis in the purchased shares (after such adjustment as described in the previous sentence) will be added to any shares retained by the U.S. Holder subject to, in the case of corporate U.S. Holders, reduction of basis, but not below zero, under Section 1059 of the Code to the extent of the non-taxed portion of the dividend. To the extent that such non-taxed portion of the dividend exceeds such basis, the corporate U.S. Holder will recognize gain. A dividend received by a corporate U.S. Holder, as explained below, may be eligible for the dividends-received deduction and subject to the “extraordinary dividend” provisions of Section 1059 of the Code.

Constructive Ownership of Stock and Other Issues.  In applying each of the Section 302 Tests explained below, U.S. Holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a U.S. Holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the U.S. Holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 Tests, U.S. Holders should consult their tax advisors to determine whether their respective sales of shares in the Offer qualify for sale or exchange treatment in their particular circumstances.

If a U.S. Holder sells shares to persons other than us at or about the time the U.S. Holder also sells shares pursuant to the Offer, and the various sales effected by the U.S. Holder are part of an overall plan to reduce or terminate such U.S. Holder’s proportionate interest in us, then the sales to persons other than us may, for U.S. federal income tax purposes, be integrated with the U.S. Holder’s exchange of shares pursuant to the Offer and, if integrated, should be taken into account in determining whether the U.S. Holder satisfies any of the Section 302 Tests with respect to shares sold to us.

We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders in the Offer will cause us to accept fewer shares than are tendered. This in turn may affect the U.S. Holder’s U.S. federal income tax consequences. In particular, this may affect the U.S. Holder’s ability to satisfy one of the Section 302 Tests described below. Accordingly, a tendering U.S. Holder may choose to submit a “conditional tender” under the procedures described in Section 6, which allows the U.S. Holder to tender shares subject to the condition that a specified minimum number of the U.S. Holder’s shares must be purchased by us if any such shares so tendered are purchased. In any event, no assurance can be given that a U.S. Holder will be able to determine in advance whether its disposition of shares pursuant to the Offer will be treated as a sale or exchange or as a dividend distribution in respect of stock from us.

Section 302 Tests.  One of the following tests must be satisfied in order for the purchase of shares by us in the Offer to be treated as a sale or exchange for U.S. federal income tax purposes:

•	Complete Termination Test. The purchase of a U.S. Holder’s shares by us in the Offer will result in a “complete termination” of the U.S. Holder’s equity interest in us if all of the shares that are actually owned by the U.S. Holder are sold in the Offer and all of the shares that are constructively owned by the U.S. Holder, if any, are sold in the Offer or, with respect to shares owned by certain related individuals, the U.S. Holder effectively waives, in accordance with Section 302(c) of the Code, the attribution of shares that otherwise would be considered as constructively owned by the U.S. Holder. U.S. Holders wishing to satisfy the “complete termination” test through waiver of the constructive ownership rules should consult their tax advisors.

•	Substantially Disproportionate Test. The purchase of a U.S. Holder’s shares by us in the Offer will result in a “substantially disproportionate” redemption with respect to the U.S. Holder if (i) the percentage of the then outstanding voting stock actually and constructively owned by the U.S. Holder immediately after the purchase is less than 80% of the percentage of the voting stock actually and constructively owned by the U.S. Holder immediately before the purchase (treating as outstanding all shares purchased in the Offer), (ii) the percentage of the then outstanding common stock (whether voting or nonvoting) actually and constructively owned by the U.S. Holder immediately after the purchase is less than 80% of the percentage of the common stock actually and constructively owned by the U.S. Holder immediately before the purchase (treating as outstanding all shares purchased in the Offer), and (iii) immediately following the purchase the U.S. Holder actually and constructively owns less than 50% of our total voting power (consisting of all classes of outstanding voting stock).

•	Not Essentially Equivalent to a Dividend Test. The purchase of a U.S. Holder’s shares by us in the Offer will be treated as “not essentially equivalent to a dividend” if the reduction in the U.S. Holder’s proportionate interest in us as a result of the purchase constitutes a “meaningful reduction” given the U.S. Holder’s particular circumstances. Whether the receipt of cash by a U.S. Holder who sells shares in the Offer will be “not essentially equivalent to a dividend” is independent of whether or not we have current or accumulated earnings and profits and will depend upon the U.S. Holder’s particular facts and circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.” U.S. Holders should consult their tax advisors as to the application of this test because this test will be satisfied only if the reduction in the U.S. Holder’s proportionate interest in us is “meaningful” given the particular circumstances of the U.S. Holder in the context of the Offer. In particular, depending upon the total number of shares purchased by us in the Offer, it is possible that a U.S. Holder’s percentage interest in us (including any interest attributable to shares constructively owned by the U.S. Holder as a result of the ownership of options) may increase even though the total number of shares held by the U.S. Holder decreases.

Corporate Shareholder Dividend Treatment.  If a corporate U.S. Holder does not satisfy any of the Section 302 Tests described above and we have current or accumulated earnings and profits in respect of our current taxable year, such corporate U.S. Holder may, to the extent that any amounts received by it in the Offer are treated as a dividend, be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations. In addition, any amount received by a corporate U.S. Holder pursuant to the Offer that is treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code. Corporate U.S. Holders should consult their tax advisors concerning the tax consequences of dividend treatment and the application of Section 1059 of the Code to the Offer in their particular circumstances.

Foreign Shareholders.  The following general discussion applies to shareholders that are “Non-U.S. Holders.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	a foreign corporation; or

•	a foreign estate or trust.

The U.S. federal income tax treatment of our purchase of shares from a Non-U.S. Holder pursuant to the Offer will depend on whether such Non-U.S. Holder is treated, based upon the Non-U.S. Holder’s particular circumstances, as having sold the tendered shares or as having received a distribution in respect of such Non-U.S. Holder’s shares. The appropriate treatment of our purchase of shares from a Non-U.S. Holder will be determined in the manner described above. See “—Section 302 Tests.”

If the purchase of shares by us in the Offer is characterized as a sale or exchange (as opposed to a dividend) with respect to a Non-U.S. Holder, the Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the disposition of shares in the Offer unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, subject to an applicable treaty providing otherwise;

•	the Non-U.S. Holder is an individual who holds shares as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and certain other requirements are met.

We do not believe that we currently are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Non-U.S. Holders, particularly those individuals who are present in the United States for 183 days or more in the taxable year of disposition, and who are not otherwise residents of the United States for U.S. federal income tax purposes, should consult their tax advisors regarding the tax consequences of participating in the Offer.

If a Non-U.S. Holder does not satisfy any of the Section 302 Tests described above, the full amount received by the Non-U.S. Holder with respect to our purchase of shares in the Offer will be treated as a distribution to the Non-U.S. Holder with respect to the Non-U.S. Holder’s shares. The treatment, for U.S. federal income tax purposes, of such distribution as a dividend, a tax-free return of capital, or as capital gain from the sale of shares will be determined in the manner described above. See “—Characterization of the Purchase”. To the extent that amounts received by a Non-U.S. Holder with respect to our purchase of shares in the Offer are treated as a dividend, we will be required to withhold U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty, provided we have received proper certification of the application of such income tax treaty.

Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Amounts treated as dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the U.S. are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to

U.S. Holders, as described above. In that case, we will not be required to withhold U.S. federal withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a corporate Non-U.S. Holder that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

United States Federal Income Tax Considerations for Participants in Our 401(k) Plans, the DSPP and Optionees Who Exercise Options or Freestanding Stock Appreciation Rights and Tender Shares. Neither affected participants in the 401(k) Plans nor the trustee of the 401(k) Plans will be taxed on any gain attributable to shares purchased in the tender. Such participants generally will be taxed at ordinary income rates on distributions from the 401(k) Plans in other than Common Shares and may be foregoing certain favorable tax treatment on Common Shares distributed under the 401(k) Plans in a lump sum. Generally, the tax rules applicable to individual shareholders who sell their shares in the Offer will apply to DSPP participants. Optionees and holders of freestanding stock appreciation rights who exercise vested options or freestanding stock appreciation rights will be taxed at ordinary income rates, and will be subject to withholding on the difference between their exercise price and the fair market value of the Common Shares that they acquire. Optionees who sell such Common Shares in the Offer generally will have (i) an adjusted tax basis in such Common Shares equal to the fair market value of such Common Shares at the time of exercise and (ii) a new holding period for such Common Shares. You are strongly encouraged to consult your tax advisor regarding the special rules applicable to shares held or acquired pursuant to the plans and the general tax discussions contained in the plans’ prospectuses or summary plan descriptions and the special tax notices available with respect to distributions from the 401(k) Plans.

Backup Withholding. See Section 3, “Procedures for Tendering Shares,” with respect to the application of backup U.S. federal income tax withholding.

15.	Extension of the Offer; Termination; Amendment

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for, at which point, we may, subject to applicable law, postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made in the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire or another comparable service.

If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(f)(1) under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (1) we increase or decrease the price to be paid for shares or increase or decrease the number of shares being sought in the Offer and, in the case of an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, the Offer will be extended until the expiration of such period of ten business days.

16.	Fees and Expenses

We have retained Banc of America Securities LLC to act as the Dealer Manager in connection with the Offer. In its role as Dealer Manager, Banc of America Securities LLC may contact brokers, dealers and similar entities and may provide information regarding the Offer to those that it contacts or persons that contact it. Banc of America Securities LLC will receive reasonable and customary compensation for its services. We also have agreed to reimburse Banc of America Securities LLC for reasonable out-of-pocket expenses incurred in connection with the Offer, including reasonable fees and expenses of counsel, and to indemnify it against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

Banc of America Securities LLC is also serving as the Dealer Manager for us in connection with our repurchase of our outstanding 6.625% senior subordinated notes due 2013 and the consent solicitation in connection therewith for which it is receiving customary compensation.

Affiliates of Banc of America Securities LLC have provided investment banking services to us in the past for which they have received customary compensation. Banc of America Securities LLC and its affiliates may continue to provide various investment banking services to us in the future, for which we would expect they would receive customary compensation from us. In the ordinary course of their respective business, including in their trading and brokerage operations and in a fiduciary capacity, the Dealer Manager and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities.

An affiliate of Banc of America Securities LLC is a lender under our existing credit facility and is a lender and Agent under the New Credit Facilities described in the Commitment Letter.

We have retained D.F. King & Co. to act as Information Agent and National City Bank to act as Depositary in connection with the Offer. The Information Agent may contact shareholders by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other nominees or persons (other than fees to the Dealer Manager and the Information Agent as described above) for soliciting tenders of shares pursuant to the Offer. Shareholders holding shares through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult such persons to determine whether transaction costs may apply if shareholders tender shares through such persons and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for reasonable and customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in Section 5, “Purchase of Shares and Payment of Purchase Price.”

17.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of us by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.

You should only rely on the information contained in this document or in other documents to which we have referred you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or the related Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, the Dealer Manager or the Information Agent or the Depositary.

January 10, 2007

January 10, 2007

Facsimile copies of the Letter of Transmittal, validly completed and duly executed will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of SMG or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:
National City Bank

By Mail:	By Overnight Delivery:	By Hand:
National City Bank Corporate Actions Processing Center P.O. Box 859208 Braintree, MA 02185-9208	National City Bank Corporate Actions Processing Center 161 Bay State Drive Braintree, MA 02184	National City Bank Corporate Trust Operations 3rd Floor Annex 4100 West 150th Street Cleveland, OH 44135

Delivery of the Letter of Transmittal to an address other than as set forth above will not constitute a valid delivery to the Depositary.

Questions and requests for assistance should be directed to the Information Agent or to the Dealer Manager for this Offer at their respective addresses and telephone numbers set forth on this page. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery should be directed to the Information Agent.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005

Call Toll Free: 800-714-3312
Bankers & Brokers call collect: 212-269-5550

The Dealer Manager for the Offer is:

Banc of America
Securities LLC
9 West 57th Street
New York, New York 10019
(212) 583-8502
(888) 583-8900, ext. 8502
(Call Toll Free)